

Interchange Financial Services Corporation



2003



Annual



Report









Although we have been operating in the shadow of the New York skyline since our inception, we are casting a larger and more dominant influence of our own over the New York Metropolitan landscape. Looking westward from high above Manhattan, our cover shows Bergen County and beyond as our footprint continues to spread across the northern New Jersey market.

Financial Highlights

Years Ended December 31,

	2003 [1]	2002	2001	2000	1999
Income Statement Data (in thousands)					
Net interest income	**$46,393**	$39,022	$33,958	$31,394	$30,271
Tax equivalent basis adjustment	**533**	376	324	158	158
Net interest income (taxable equivalent) [2]	**46,926**	39,398	34,282	31,552	30,429
Provision for loan and lease losses	**1,815**	1,500	1,075	750	1,200
Non-interest income	**10,645**	6,514	5,578	4,381	5,586
Non-interest expense	**31,240**	25,063	22,873	21,177	20,063
Net income	**16,366**	12,877	10,540	9,256	9,635
Balance Sheet Data--end of year (in thousands)					
Total assets	**$1,385,872**	$936,332	$830,949	$770,244	$706,125
Total loans and leases	**796,581**	615,641	581,323	560,879	511,976
Total deposits	**1,156,798**	815,672	726,483	668,860	598,992
Total stockholders' equity	**143,193**	80,680	68,233	61,984	58,276
Per Share Data					
Basic earnings per common share	**$1.39**	$1.31	$1.08	$0.94	$0.91
Diluted earnings per common share	**1.36**	1.30	1.07	0.94	0.91
Cash dividends declared	**0.44**	0.40	0.36	0.33	0.32
Special cash dividends declared	**-**	0.04	-	-	-
Book value	**11.18**	8.22	7.04	6.33	5.77
Weighted average shares outstanding (in thousands)					
Basic	**11,816**	9,809	9,778	9,810	10,547
Diluted	**11,991**	9,933	9,822	9,838	10,593
Selected Ratios and Other Data					
Return on average total assets	**1.35%**	1.43%	1.31%	1.24%	1.39%
Return on average total stockholders' equity	**13.54%**	17.35%	16.06%	16.18%	15.52%
Average total stockholders' equity to average total assets	**9.95%**	8.27%	8.13%	7.64%	8.99%
Net yield on interest-earning assets (taxable equivalent) [2]	**4.29%**	4.68%	4.49%	4.41%	4.61%
Net charge-offs to average loans and leases	**0.18%**	0.14%	0.11%	0.01%	0.28%
Nonperforming assets to total loans and leases and foreclosed assets	**1.10%**	1.00%	0.48%	0.29%	0.31%
Allowance for loan and lease losses to total loans and leases	**1.21%**	1.17%	1.13%	1.10%	1.07%
Allowance for loan and lease losses to nonaccrual loans and leases	**112.50%**	120.86%	304.12%	441.15%	491.12%
Full time equivalent employees	**319**	226	217	214	206
Full service banking offices	**29**	18	17	17	15

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

(1) On April 30, 2003, the Company completed its acquisition of Bridge View Bancorp ("Bridge View"). Bridge View's primary asset was Bridge View Bank which operated eleven branches in Bergen County, New Jersey. At acquisition date Bridge View had approximately $291 million in total assets, $184 million in loans and $259 million in deposits without giving effect to any purchase accounting adjustments. The Company's results of operations include Bridge View from acquisition date. The transaction was accounted for as a purchase and the assets and liabilities of former Bridge View were recorded at their respective fair values as of April 30, 2003. Based on the fair values, the Company recorded purchase accounting adjustments related to: loans of $1.6 million; securities of $376 thousand; other assets of $1.9 million; other liabilities of $2.5 million; core deposit intangibles of $4.3 million and goodwill of $54.4 million.

(2) Net yield on interest earning assets (taxable equivalent) is calculated by dividing net interest income (on a fully taxable equivalent basis utilizing a 34% effective tax rate) by average interest earning assets. This measure represents a non-GAAP measurement and may not be consistently calculated throughout the industry. Management believes that this non-GAAP measurement provides a meaningful way to analyze the Company's net interest income year over year and versus the industry.

	2003 [1]	2002	2001	2000	1999
Net interest income	**$46,393**	$39,022	$33,958	$31,394	$30,271
Tax-equivalent basis adjustment	**533**	376	324	158	158
Net interest income (on a fully taxable equivalent basis)	**$46,926**	$39,398	$34,282	$31,552	$30,429
Average interest earning assets	**$1,093,373**	$842,191	$764,218	$715,113	$660,528
Net yield on interest earning assets (taxable equivalent)	**4.29%**	4.68%	4.49%	4.41%	4.61%

LETTER TO SHAREHOLDERS



(From Left to Right) Anthony S. Abbate, President and Chief Executive Officer; Anthony D. Andora, Chairman of the Board

2003 was a successful year for the Company, marked by a substantial increase in net income, as well as an expanded market presence due, in large part, to the April 30, 2003 acquisition of Bridge View Bancorp, bringing the total number of locations to twenty-nine. Following the acquisition, the Company reported total assets of approximately $1.3 billion and improved its market share from 10th to 7th place, as compared to all other banks in Bergen County, New Jersey, the state's most populous and affluent county. Subsequently, the Company launched an aggressive marketing, public relations and advertising campaign to gain greater access in the new market and build on its brand differentiators which will be ongoing. The acquisition has presented us with a great opportunity to grow organically in an area in which we didn't have a presence. In addition, it has expanded our small and middle market business lending while enhancing our ability to generate low cost core deposits. Because we have a business model that can deliver products and services with better execution than larger banks, we believe that we will have significant growth based upon our historical market penetration share.

Net income for the year ending December 31, 2003 was $16.4 million, a substantial 27.1% increase over the $12.9 million in net income in 2002. For the full year, average diluted shares outstanding increased approximately 20.7% as compared to 2002. Earnings per diluted share of common stock for the year were $1.36 as compared to $1.30 in 2002. Fourth quarter net income was







approximately $4.3 million, up 26.2%, while diluted earnings per share were $0.33, compared to $0.34 for the same period a year earlier. The increase in diluted shares outstanding for the fourth quarter and full year was a result of the Bridge View Bancorp acquisition.

The Company's fourth quarter asset mix and net interest margin was affected by unprecedented prepayments and modifications in the Company's loan portfolio, as well as a slowdown in residential mortgages during the third quarter and leading into the fourth quarter. This affected earnings per share on a year-over-year and a linked quarter basis. The trend reversed itself at the end of the quarter as commercial loan production accelerated. This, along with a continued demand for commercial loans, positions the Company well for 2004.

Two of the Company's key performance ratios, Return on Average Assets and Return on Average Equity, were 1.35% and 13.54%, respectively, as compared to 1.43% and 17.35%, respectively, for 2002. Although return on average assets declined somewhat, it was well in line with our expectations. Return on Average Equity declined mainly due to an increase in equity as a result of the acquisition of Bridge View Bank. Principally due to the acquisition, total loans grew 29.4% to $796.6 million, an increase of $180.9 million over 2002.

In December, the Company was proud to be listed on America's Community Bankers NASDAQ Index, which is the most broadly diversified stock index for community banks. The index was launched last year by America's Community Bankers, one of the national trade associations for community banks and includes 545 NASDAQ-listed community banks and savings institutions.

As the Company grew and positioned itself in a highly competitive market, we also strengthened our management team. In February, Anthony J. Labozzetta, Executive Vice President and Chief Financial Officer, was elected Executive Vice President and Chief Operating Officer; Albert J. Buzzetti, formerly President of Bridge View Bank, joined our team as Executive Vice President; and Charles T. Field, CPA, was hired as Senior Vice President and Chief Financial Officer.

We attribute our continued growth to our mission of providing a superior level of service to the residents and businesses of Bergen County. With the integration of Bridge View Bank, we are well positioned to achieve the goals we have set. We can now forge ahead with our strategic plan to become the preferred destination for consumer banking and the primary source of loans to small businesses in northern New Jersey.

Anthony S. Abbate
President and Chief Executive Officer

Anthony D. Andora
Chairman of the Board

SPREADING OUR INFLUENCE IN BERGEN AND BEYOND





The year 2003 was the most prolific growth period in our 34-year history. In July, we completed the acquisition of Bridge View Bancorp and its subsidiary Bridge View Bank. This single acquisition grew our total assets to over $1.3 billion dollars and enlarged our footprint in the Bergen Market to 29 offices.

The 11 offices that were added to our branch delivery system are located in one of the most desirable demographic areas of the County. Frequently referred to as "the Gold Coast", a portion of the market bordering the Hudson River represents some of the highest residential properties in the state. These households are also among the highest per capita income groups in New Jersey. Other communities in the market such as Teaneck, Tenafly and Harrington Park are long-established, upscale neighborhoods. Many of America's most respected corporations make their home in Englewood Cliffs causing the area to be known as "The Trillion Dollar Mile". Bustling retail centers are typical of the Main Street characteristics found in other towns and cities that comprise the market area.

ORANGE COUNTY
NEW YORK STATE
ROCKLAND COUNTY
PASSAIC COUNTY
RAMSEY
MONTVALE
PARK RIDGE
OAKLAND
WALDWICK
HILLSDALE
FRANKLIN LAKES
WASHINGTON TOWNSHIP
WESTWOOD
HARRINGTON PARK
WESTCHESTER
BERGEN COUNTY
PARAMUS
RIVER EDGE
BERGENFIELD
ELMWOOD PARK
ROCHELLE PARK
TENAFLY
SADDLE BROOK
TEANECK
LODI
HACKENSACK
GARFIELD
RIDGEFIELD PARK
ENGLEWOOD CLIFFS
LITTLE FERRY
FORT LEE
EDGEWATER
ESSEX COUNTY
MANHATTAN
HUDSON COUNTY











Over the years, we have been highly successful in delivering our brand to the greater portion of Bergen County. The communities formerly served by Bridge View Bank represent a great potential for increasing our share of the deposit and loan market. In fact, upon completion of the acquisition, our market position in terms of deposit share was automatically boosted from tenth to seventh. We are extremely confident that our position will continue to increase as we have the opportunity to bring our unique and innovative products to this market.

During the period of transition, we went to considerable effort to absorb the entire Bridge View Bank customer base with the least amount of attrition. Two months prior to the acquisition, we sent each Bridge View Bank customer an extensive Welcome Kit that explained the entire transition process. We are happy to report that the number of accounts lost was remarkably minimal.
A further challenge was the integration of Bridge View Bank's operating system into the more sophisticated Interchange system. With yeoman's work performed by the Acquisition Team, and the Information Systems and Branch Administration Departments, a seamless and totally undisruptive transition occurred over the period of a single weekend.

Facts About Bergen County

Consumer Profile

Population	884,000
Median Age	39.5
Median Household Income	$65,000
Median House Price	$358,300

Interchange Bank is now poised to cast its own broader shadow over the Metropolitan area marketplace, unbowed by the mega-bank structures that characterize the Manhattan skyline just a short span across the Hudson River.

PENETRATING NEW MARKETS. BUILDING STRONGER RELATIONSHIPS



Looking North into Bergen County

It has been said that imitation is the sincerest form of flattery. If that were true, then competitive banks are making us blush with their repeated attempts to duplicate our products. We have long been the leader in developing innovative financial products. We have watched repeatedly as even the largest of banks follow us, months — sometimes years — later, with their own versions of products that we originally designed. And, while they're playing catch up, we fully intend to retain our position as the pacesetter.

Our strategic plan is to increase our overall influence in the business community. The addition of the former Bridge View Bank market offers us an extraordinary opportunity to acquire substantial new commercial accounts. We intend to develop programs designed specifically to raise the awareness of Interchange Bank in this arena and to offer deposit and loan programs that will be attractive to small and medium-size businesses throughout and beyond Bergen County. Concurrently, we will reinforce our Customer Relationship Management efforts across all markets.

Our current offering of consumer banking products will be aggressively marketed to households in the heretofore-untapped eastern Bergen market. We are certain that our life stage/life style approach to meeting the financial needs of our retail customers will be enthusiastically received among prospective demographic segments. Meanwhile, we intend to delve deeper into the psyche of the consumer in order to design and refine products that will serve to meet the needs of evolving markets.







Knowing our Customers

- **81%** of our customers consider us their primary bank and feel that Interchange is a one-stop source for all their banking needs
- On average, our customers have been **with us for 12-13 years**
- **65%** of our customer households have been **with us for over 5 years**
- **77%** of our customers rated us in the **top 30th percentile for customer service**
- Our customers rated us much higher than non-customers rated their own banks in customer service

Early in 2003, we initiated a formal program to monitor and control customer satisfaction levels. Ongoing surveys, conducted by mail and online, will continuously measure our performance in the area of effective customer relationship management. With sufficient data already collected, we are proud to report that we are maintaining a customer satisfaction level of 95%. Our Customer Appreciation Days and Customer Anniversary programs are resulting in high marks and unsolicited praise from customers throughout our branch system.

Business borrowers can go directly to our home page to apply for a Rapid Response Small Business Loan 24/7/365. This product is getting great reception from small business owners who can borrow up to $100,000 in 48 hours, without hassles. We created added value by promoting this loan product paired with our free Small Business Checking Account and Business Debit Card.

Keeping to our core purpose of helping our customers grow and prosper, we will continue to provide the best financial products and the best personal service available anywhere.







RENEWING OUR COMMITMENT TO OUR STAKEHOLDERS





There are a great number of people who are directly affected by routine management decisions made as part of the daily practices and policies at Interchange Bank. Each one of these people has a personal stake in our successes, and our disappointments. Our shareholders are deserving of our prudent and diligent actions to ensure that we provide them with a fair return on their investment. Our employees look to us as a source of challenging and rewarding careers, offering the promise of opportunities for advancement within the Company. Our communities look to us for financial support and active volunteerism.

The acquisition of Bridge View Bank was one of a series of strategic activities designed to further strengthen shareholder value. Until recently, the Company's stock has been held by investors from within close proximity to our sphere of influence, namely the New York Metropolitan Area. Beginning in 2003, we are making a concerted effort to expand our shareholder base by increasing the interest in our stock among a broader investor base. To that end, we have contracted with a major Public Relations/Investor Relations firm that will assist us in getting out the word that Interchange is a high-performance company worthy of the attention of diversified investors nationally.

A number of senior management changes in the Company and the Bank were made during 2003, both as a result of the Bridge View Bank acquisition and to reinforce the key roles that executives will play in preserving the continuity of a strong management team. This is particularly important as the Company becomes more dominant in a highly competitive marketplace. Anthony S. Abbate was named chairman of the Executive Committee of the Board of Directors of the Company and the Bank; he will continue to serve as president and chief executive officer of both Interchange Financial Services Corporation and Interchange Bank. Anthony J. Labozzetta was elevated to the position of senior executive



One Share Of Common Stock Purchased In 1969 At $10 Is Now Worth $821





Dividend Payout
Uninterrupted Dividends for Over 20 Years









vice president of Interchange Bank and will continue as chief operating officer and executive vice president of the Company.

Other promotions announced within the Bank were: Albert J. Buzzetti, formerly president of Bridge View Bank, to executive vice president; Patricia D. Arnold, chief credit officer, to executive vice president; Frank R. Giancola, operations, to executive vice president; and Joyce I. Colin, chief information officer, to senior vice president. Charles T. Field joined the Bank and the Company as senior vice president and chief financial officer. In addition, Andrew G. Rimol was appointed president of Interchange Capital Company, the equipment-leasing subsidiary of Interchange Bank.

We now have branch offices operating in 26 of the 71 municipalities in Bergen County. Our influence, however, extends far beyond geographical boundaries. Our customer base is comprised of depositors and borrowers from every community in the county and throughout the Metropolitan Area.

We were organized 35 years ago as a local bank. We retain that local, hometown philosophy of delivering exceptional personal service and we firmly believe that we can build even stronger community partnerships that will make our communities better places to live, work and play.





KEEPING FOCUSED ON THE FUTURE



The financial industry has become even more diverse and more complex, with greater competition coming from outside the sphere of banking. Merger and acquisition activity is still running at a feverish pace, with the latest announcement being that one of the country's largest banks, Bank of America, will enter into the New Jersey market with their acquisition of Fleet Bank.

We foresee these developments as an opportunity for the Company to leverage our position as a community-focused financial institution. Historically, there has been considerable customer fallout when a large bank is taken over by an even larger bank. The sheer volume of operational and technological consolidations that are typically associated with acquisitions of this magnitude tend to frustrate many customers, who in turn look to alternate financial sources.

A strategy to reinforce our position as "The Bank For People Like You" is currently in place and will be implemented in the eastern Bergen County market beginning in the first quarter of 2004. This program has been designed to further promote brand awareness in each community where we operate a branch office.

Our long-range strategic plan is to continue to spread our influence throughout the contiguous counties of northern New Jersey. We can accomplish this in several ways: future whole bank acquisitions, purchasing offices of existing banks in targeted markets, and/or de novo branching. Going forward, each of these scenarios will be considered in light of their appropriateness, strategic fit, impact on earnings and shareholder value, availability, and timeliness.

Meanwhile, there are additional proactive steps that we have initiated to ensure that we retain a position of dominance in our market. Several











research projects were defined in 2003 for completion in 2004 that will guide our thinking on new product development and consumer channel enhancement. Interbanking, our business account access technology, is now available for secure online access over the Internet. Retail product marketing will continue to promote our brand through major media outlets. We are also considering using different retail outlets to disseminate our message to the public.

The Company has reached a milestone in its history by exceeding the $1 billion asset level. While we will continue to grow in size and stature, we will not abandon our community-focused philosophy. In contrast to the increasing incursions into the market by several of the country's largest financial institutions, we believe that our locally rooted culture will provide us with a distinct competitive advantage and allow us to repel any threats to our stability within our market.







Interchange Financial Services Corporation 2003 Annual Report



Table of Contents

Management's Discussion and Analysis .... 13 - 30

Independent Auditors' Report 31

Consolidated Balance Sheets 32

Consolidated Statements of Income 33

Consolidated Statements of Changes In Stockholders' Equity 34

Consolidated Statements of Cash Flows 35

Notes to Consolidated Financial Statements .... 36 - 52

Board of Directors 53

Officers 54

Offices 55

Advisory Board 56

Shareholder Information .... Inside Back Cover

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section presents management's discussion and analysis of the results of operations and financial condition of Interchange Financial Services Corporation on a consolidated basis (the "Company"). The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto on pages 32 through 52 and the summary consolidated data included elsewhere in this report.

Overview

The Company is a community bank operating in Bergen County, NJ, one of the most affluent counties in the country, and provides diversified financial services to both consumer and business customers. Our primary source of earnings is net interest income which represents the difference between the interest the Company earns on its assets, principally loans and leases (herein referred to collectively as loans) and investment securities, and interest it pays on its deposits and borrowings. When expressed as a percentage of average interest-earning assets, it is referred to as net interest margin ("margin"). We augment our primary revenue source through other non-interest income sources that include service charges on deposits, bank owned life insurance ("BOLI") income, commissions on mutual funds and annuities and gains on sales of loans. In addition, the Company from time to time may recognize income on gains on sales of securities, however, we do not consider this a primary source of income as we do not have a securities trading portfolio.

Over the past several years we have sought to focus our emphasis on developing and expanding our business customer relationships and operations. As part of this effort we continued to expand our commercial lending group and product offerings, which included establishing a Small Business Administration loan department and a Rapid Response loan program focused on small businesses. In addition, we enhanced our presence in Eastern Bergen County when we completed our acquisition of Bridge View Bancorp ("Bridge View") on April 30, 2003. As of that date Bridge View had approximately $291 million of total consolidated assets, $184 million of loans and $259 million of deposits, resulting in an increase of approximately 30% in the Company's total assets. The aggregate purchase price paid to Bridge View shareholders was approximately $85.7 million and consisted of approximately 2.9 million shares of the Company's common stock with an approximate market value of $52.2 million based upon the average closing price three days prior to and after the acquisition date and $33.5 million in cash. The transaction was accounted for as a purchase and the cost in excess of net assets acquired of approximately $58.7 million was allocated to identified intangibles of approximately $4.3 million and goodwill of approximately $54.4 million. We believe that the acquisition of Bridge View also provides us with the ability to leverage their customer base with our product offerings and acquire new customers as a result of an increase in our branch network. The increase in customers in terms of new customers to the merged entity or providing additional services to existing customers, we believe will drive volume in both deposits and assets and provide us with net interest income and non-interest income growth.

The economic and competitive landscape provided significant challenges during a historically low interest rate environment. Margin compression occurred across the industry as interest rates hit a 45 year low in June of 2003. During the fourth quarter margin compression appears to have subsided as many institutions reported stabilization in their margins. The Company also experienced margin compression during 2003, however we continued to outperform our peer group from a margin perspective. It is anticipated that with changes in our asset mix as well as a slow down in prepayments in our loan and securities portfolios any additional margin compression will be minimized and over the longer term our margin should improve.

Demand for commercial loans was soft across the industry as uncertainty in the economy restrained business expansion and loan demand. In addition, as demand softened competition increased for commercial loans which resulted in competitors offering longer term fixed rate loans which did not appear to provide an adequate risk reward profile. Although we were also impacted by the soft loan market and competition, we were able to increase our overall commercial loan portfolio.

Earnings Summary

Earnings per diluted common share for the year ended December 31, 2003 increased $0.06 to $1.36 as compared to $1.30 during the preceding year, an increase of 4.6%. Earnings per basic common share for the year ended December 31, 2003 increased $0.08 to $1.39 as compared to $1.31 during the preceding year, an increase of 6.1%. Net income for the year 2003 increased $3.5 million, or 27.1%, to $16.4 million when compared to 2002. For 2003, the Company's return on average assets ("ROA") was 1.35% as compared to 1.43% in 2002. The Company's return on average equity ("ROE") was 13.54% in 2003 as compared to 17.35% for the previous year. The change in ROA was a result of net interest margin compression due to prepayments in the loan and securities portfolio's along with core deposit growth outpacing deployment of those funds into higher yielding loans and maintaining an average life on the investment portfolio of approximately 2.5 years. ROE declined mainly due to an increase in equity as a result of the acquisition of Bridge View. Based on its earnings performance, the Company increased the quarterly dividend paid on common stock to an annualized rate of $0.50 for 2004 as compared to $0.44 in 2003.

Net interest income, on a tax equivalent basis, increased to $46.4 million from $39.0 million an increase of $7.4 million, or 18.9%, which resulted from growth in interest earning assets and deposits offsetting a decline in margin. The taxable equivalent adjustment of $533 thousand represented an increase of approximately $157 thousand as compared to $376 thousand for the prior year. The Company believes that utilizing a taxable equivalent adjustment basis for net interest income provides a more meaningful basis for comparing the Company's results year over year and versus the industry. See Financial Highlights footnotes. Overall earnings improved despite the pressure exerted on our margin. Contributing to our earnings growth was an increase in our non-interest income.

Non-interest income increased $4.1 million, or 63%, for 2003 as compared to 2002. Of the increase approximately $3.0 million, or 73%, resulted from the Company's organic growth. The improvement in non-interest income was largely due to increases in "other" non-interest income, BOLI income and service charges on deposits. Non-interest expense for 2003 increased $6.2 million, or 24.6%, as compared to 2002. The increase was due largely to the additional operating costs resulting from the Bridge View merger and normal increases related to salaries and benefits along with occupancy expense.

Earnings per diluted common share for the year ended December 31, 2002 increased $0.23 to $1.30 as compared to $1.07 during the preceding year, an increase of 21.5%. Earnings per basic common share for the year ended December 31, 2002 increased $0.23 to $1.31 as compared to $1.08 during the preceding year, an increase of 21.3%.

Net income for the year 2002 increased $2.3 million, or 22.2%, to $12.9 million when compared to 2001. For 2002, the Company's ROA increased to 1.43% from 1.31% in 2001. The Company's ROE increased to 17.35% in 2002 from 16.06% for the previous year.

The earnings performance for 2002 was driven by a $5.1 million, or 14.9%, increase in net interest income, on a taxable equivalent basis, which resulted from growth in interest earning assets and deposits and an improved margin. The margin improved largely due to a decrease in the Company's funding costs which, based on the composition of the Company's total deposits, was favorably affected by a decline in market interest rates. The earnings improved despite the increased levels of consumer loan prepayments, which occurred as a result of declining market interest rates. In addition, non-interest income grew 16.8% and contributed to the growth in revenue. The growth in revenue was partly offset by a 9.6% increase in non-interest expenses that is mostly attributable to normal growth and expansion.

Non-interest income increased $936 thousand, or 16.8%, for 2002 as compared to 2001 due principally to growth from the sale of mutual funds and annuities, security gains and an increase in BOLI income. Non-interest expense increased $2.2 million, or 9.6%, for 2002 as compared to 2001. Approximately $910 thousand of the growth is directly related to the growth and operation of the Company's leasing subsidiary and a new branch office that opened during 2002. These expansion programs are aimed at enhancing the Company's franchise value in its trade area.

Table 1

Summary of Operating Results

	2003	2002	2001
Net income (in thousands)	**$16,366**	$12,877	$10,540
Basic earnings per common share	**1.39**	1.31	1.08
Diluted earnings per common share	**1.36**	1.30	1.07
Return on average total assets	**1.35%**	1.43%	1.31%
Return on average total equity	**13.54%**	17.35%	16.06%
Dividend payout ratio*	**30.37%**	33.56%	33.37%
Average total stockholders' equity to average total assets	**9.95%**	8.27%	8.13%

* Cash dividends declared on common shares to net income.

Results of Operations

Net Interest Income

Net interest income represents the Company's primary source of income. Table 2 sets forth a summary of average interest-earning assets and interest-bearing liabilities for the years ended December 31, 2003, 2002 and 2001, together with the interest earned and paid on each major type of asset and liability account during such periods. The average rates on the earning assets and the average cost of interest-bearing liabilities during such periods are also summarized. Table 3, which presents changes in interest income and interest expense by each major asset and liability category for 2003 and 2002, illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). Changes not due solely to changes in either volume or rates have been allocated based on the relationship of changes in volume and changes in rates.

Figures are adjusted to a taxable equivalent basis to recognize the income from tax-exempt assets as if the interest was taxable, thereby allowing a uniform comparison to be made between yields on assets.

Table 2

Analysis of Net Interest Income

for the years ended December 31,
(dollars in thousands)

	2003			2002			2001		
	Average Balance	**Interest**	**Average Rate**	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets									
Interest earning assets									
Loans (1)	**$ 729,581**	**$49,142**	**6.74%**	$611,659	$45,496	7.44%	$579,034	$46,319	8.00%
Taxable securities (2)	**304,418**	**10,034**	**3.30**	200,257	10,312	5.15	160,202	10,138	6.33
Tax-exempt securities (2)(3)	**27,737**	**1,287**	**4.64**	14,545	822	5.65	11,844	712	6.01
Interest earning deposits	**5,810**	**61**	**1.05**	-	-	-	-	-	-
Federal funds sold	**25,827**	**276**	**1.07**	15,730	246	1.56	13,138	557	4.24
Total interest-earning assets	**1,093,373**	**60,800**	**5.56%**	842,191	56,876	6.75%	764,218	57,726	7.55%
Non-interest earning assets									
Cash and due from banks	**34,316**			20,635			20,216		
Allowance for loan and lease losses	**(8,762)**			(6,572)			(6,368)		
Other assets	**96,646**			41,303			29,265		
Total assets	**$1,215,573**			$897,557			$807,331		
Liabilities and stockholders' equity									
Interest-bearing liabilities									
Demand deposits	**$ 395,408**	**4,700**	**1.19%**	$304,908	5,744	1.88%	$246,037	6,871	2.79%
Savings deposits	**199,127**	**1,408**	**0.71**	136,527	1,952	1.43	128,987	2,801	2.17
Time deposits	**273,382**	**7,053**	**2.58**	224,931	8,661	3.85	222,493	12,398	5.57
Short-term borrowings	**17,875**	**285**	**1.59**	19,119	694	3.63	25,545	1,374	5.38
Long-term borrowings	**10,000**	**428**	**4.28**	9,945	427	4.29	-	-	-
Total interest-bearing liabilities	**895,792**	**13,874**	**1.55%**	695,430	17,478	2.51%	623,062	23,444	3.76%
Non-interest bearing liabilities									
Demand deposits	**183,451**			115,714			110,576		
Other liabilities	**15,434**			12,176			8,078		
Total liabilities (4)	**1,094,677**			823,320			741,716		
Stockholders' equity	**120,896**			74,237			65,615		
Total liabilities and stockholders' equity	**$1,215,573**			$897,557			$807,331		
Net interest income (tax-equivalent basis)		46,926	4.01%		39,398	4.24%		34,282	3.79%
Tax-equivalent basis adjustment		(533)			(376)			(324)	
Net interest income		$46,393			$39,022			$33,958	
Net interest income as a percent of interest-earning assets (tax-equivalent basis) (5)			4.29%			4.68%			4.49%

(1) Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio. When applicable, tax exempt loans are computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(2) The average balances are based on historical cost and do not reflect unrealized gains or losses.
(3) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(4) All deposits are in domestic bank offices.
(5) Net interest margin

Table 3

Effect of Volume and Rate Changes on Net Interest Income

(dollars in thousands)

	Year ended December 31, 2003 compared with 2002 increase (decrease) due to change in:			Year ended December 31, 2002 compared with 2001 increase (decrease) due to change in:		
	Average Volume	**Average Rate**	**Net Increase (Decrease)**	Average Volume	Average Rate	Net Increase (Decrease)
Interest income						
Loans	**$ 8,771**	**$ (5,125)**	**$ 3,646**	$ 3,357	$ (4,180)	$ (823)
Taxable securities	**5,364**	**(5,642)**	**(278)**	2,535	(2,361)	174
Tax-exempt securities	**746**	**(281)**	**465**	162	(52)	110
Interest bearing deposits	**61**	**-**	**61**	-	-	-
Federal funds sold	**158**	**(128)**	**30**	142	(453)	(311)
Total interest income	**15,100**	**(11,176)**	**3,924**	6,196	(7,046)	(850)
Interest expense						
Demand deposits	**4,290**	**(5,334)**	**(1,044)**	3,130	(4,257)	(1,127)
Savings deposits	**5,333**	**(5,876)**	**(543)**	175	(1,024)	(849)
Time deposits	**3,023**	**(4,631)**	**(1,608)**	137	(3,874)	(3,737)
Short-term borrowings	**(43)**	**(366)**	**(409)**	(297)	(383)	(680)
Long-term borrowings	**-**	**1**	**1**	427	-	427
Total interest expense	**12,603**	**(16,206)**	**(3,603)**	3,572	(9,538)	(5,966)
Change in net interest income	**$ 2,497**	**$ 5,030**	**$ 7,527**	$ 2,624	$ 2,492	$ 5,116

Non-performing loans are included in interest earning assets.

Net interest income, on a taxable equivalent basis, amounted to $46.9 million in 2003, an increase of $7.5 million, or 19.1%, from $39.4 million in 2002. The increase in net interest income was largely due to growth in average interest-earning assets of $251.2 million. The interest earning asset growth was funded by a $269.3 million growth in average deposits. The growth in interest earning assets and deposits were primarily attributed to the Bridge View acquisition. The change in the margin of 39 basis points to 4.29% for 2003 as compared to the same period in 2002, partially offset the growth in interest earning assets. The change in the margin was attributable to a shift in our asset mix due to the historically low interest rates occurring in 2003, causing prepayments in our loan and securities portfolios and strong deposit growth. The funds from the prepayments and deposit growth being reinvested mainly into lower yielding investment securities along with loan modifications resulted in margin compression.

Interest income, on a tax-equivalent basis, totaled $60.8 million for 2003, an increase of $3.9 million, or 6.9%, as compared to 2002. For the years ended December 31, 2003 and 2002, the tax equivalent basis adjustments were $533 thousand and $376 thousand, respectively. The increase in interest income is attributed to a growth in interest earning assets. The growth in interest earning assets was largely due to increases in average loans and investments of $117.9 million and $117.4 million, respectively. The Bridge View acquisition was the primary contributor to the increase in interest earning assets and loans for 2003. The increase in interest income was partly offset by a 119 basis point decline in interest earning asset yields for 2003 as compared to 2002. The decline in interest earning asset yields was largely attributed to a decrease in market interest rates and change in asset mix.

Interest expense totaled $13.9 million in 2003, a decrease of $3.6 million, or 20.6%, as compared to 2002. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 96 basis points to 1.55% in 2003 as compared to 2.51% in 2002, which was mostly due to a decline in short-term market interest. Average rates paid on interest-bearing demand and time deposits decreased 69 basis points and 127 basis points, respectively, for 2003 as compared to 2002. The benefit derived from a decline in average rates more than offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $200.4 million for 2003 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to the Bridge View acquisition and occurred primarily in interest-bearing demand, savings and time deposits, which increased $90.5 million, $62.6 million and $48.5 million, respectively.

Net interest income, on a taxable equivalent basis, amounted to $39.4 million in 2002, an increase of $5.1 million, or 14.9%, from $34.3 million in 2001. The increase in net interest income was largely due to growth in average interest-earning assets of $78.0 million and a 19 basis point improvement in the margin. The interest earning asset growth was principally funded by a $74.0 million growth in average deposits, which occurred largely in interest-bearing demand deposits. The improvement in the margin of 19 basis points to 4.68% for 2002 as compared to 4.49% for 2001 was due mostly to a decrease in the Company's funding cost. Two factors were largely responsible for the decrease in funding cost: first, the composition ("mix") of the Company's retail deposits experienced a positive shift towards lower cost demand and savings deposits; second, short-term market interest rates (used to price deposit products) declined. Each of these factors served to reduce the Company's funding cost.

Interest income, on a taxable equivalent basis, totaled $56.9 million in 2002, a decrease of $850 thousand, or 1.5%, from $57.7 million in 2001. The decrease in interest income was driven by lower average rates on interest earning assets, mostly loans, as a result of a decline in market interest rates. The average yield on interest earning assets decreased 80 basis points to 6.75% for 2002 as compared to 7.55% in 2001. Growth in average interest earning assets served to offset some of the effects of the lower average rates. The increase in average interest earning assets was largely due to growth in securities and loans of $42.8 million, or 24.9%, and $32.6 million, or 5.6%, respectively. The growth

in average loans was principally in commercial loans, which increased by $43.0 million, or 15.6%, to $317.7 million in 2002, as compared to $274.6 million in 2001. In addition, equipment-financing leases generated by the Bank's leasing subsidiary, Interchange Capital Company L.L.C. ("ICC") grew, on average, $5.7 million, or 25.3%, for 2002. The average balance of consumer loans (comprised mostly of 1 to 4 family first mortgages and home equity loans) totaled $265.6 million in 2002, compared to $281.7 million in 2001, a decrease of $16.1 million, or 5.7%. The decline in the consumer loan portfolio was principally driven by higher levels of loan prepayments as a result of the low interest rate environment.

Interest expense totaled $17.5 million in 2002, a decrease of $6.0 million, or 25.5%, as compared to 2001. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 125 basis point to 2.51% in 2002 as compared to 3.76% in 2001. The decrease in average rates was mostly due to a decline in short-term market interest rates, which had a favorable impact on average rates paid on interest-bearing demand and time deposits. Average rates paid on interest-bearing demand and time deposits decreased 91 basis points and 172 basis points, respectively, for 2002 as compared to 2001. The benefit derived from a decline in average rates helped offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $72.4 million for 2002 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to an increase in interest-bearing demand deposits of $58.9 million, or 23.9%, for 2002 as compared to 2001. In addition, savings deposits increased $7.5 million, or 5.9%, for 2002 as compared to 2001.

Non-interest Income

Non-interest income consists of all income other than interest and dividend income and is principally derived from: service charges on deposits; loan fees; commissions on sales of annuities and mutual funds; rental fees for safe deposit space; BOLI income and net gains on sale of securities and loans. The Company recognizes the importance of supplementing net interest income with other sources of income and maintains a management committee that explores new opportunities to generate non-interest income.

Non-interest income increased $4.1 million, or 63%, for 2003 as compared to 2002. Of the increase approximately $3.0 million, or 77%, resulted from the Company's organic growth. The improvement in non-interest income was largely due to increases in "other" non-interest income, BOLI income and service charges on deposits of $1.2 million, $1.1 million and $904 thousand, respectively. The increase in other income was primarily a result of prepayment penalties on commercial loans, while the increase in BOLI income was due to a claim on insurance policies, which amounted to $921 thousand. The growth in service charges on deposits and "other" non-interest income were largely due to the acquisition of Bridge View. Contributing to the improvement in non-interest income were net gains from the sale of loans and commissions on sales of mutual funds and annuities. The gain on sales of loans were from two programs the Company commenced in 2003; the Mortgage Partnership Financing program with the Federal Home Loan Bank of New York, whereby the Company sells its new originated conforming 20 and 30 year residential mortgages, and originating Small Business Administration loans and selling these into the secondary market.

During 2003, the Company recognized net gains on the sale of securities of $793 thousand as compared to $564 thousand for the same period in 2002. The net gains for 2003 were a result of a combination of net realized gains from security sales of $1.2 million and gross losses of $415 thousand primarily from an acceleration of premium amortization on certain collateralized mortgage obligations. The acceleration of premium amortization was largely driven by the historically high mortgage prepayment speeds due to the low interest rate environment.

Non-interest income for 2002 was $6.5 million, an increase of $936 thousand, or 16.8%, from $5.6 million in 2001. The growth was due mostly to a $312 thousand increase in net gain on sale of securities and an increase of $517 thousand in income related to the cash surrender value of BOLI contracts. Contributing to the growth in non-interest income was an increase in fee income derived from the sale of mutual funds, which increased $330 thousand. The growth in non-interest income for 2002 was reduced by a decline in net gains on the sale of loans and leases of $150 thousand.

Table 4

Non-interest Income

for the years ended December 31,
(dollars in thousands)

	2003	2002	2001
Service fees on deposit accounts	**$ 3,485**	$2,581	$2,459
Net gain on sale of securities	**793**	564	252
Net gain on sale of loans and leases	**769**	400	550
Bank owned life insurance	**2,019**	895	378
Commissions on sales of annuities and mutual funds	**883**	603	273
All other	**2,696**	1,471	1,666
Total	**$10,645**	$6,514	$5,578

Non-interest Expense

Non-interest expense for 2003 increased $6.2 million, or 24.6%, to $31.2 million as compared to 2002. The increase was due largely to the additional operating costs resulting from the merger with Bridge View. Also contributing to the increase were normal increases related to salaries and benefits along with occupancy expense. In addition, the Company incurred direct integration expenses of approximately $357 thousand associated with the Bridge View merger, which included expenses associated with data processing, customer notifications and advertising, and salaries.

The largest component of non-interest expense, salaries and benefits, increased $3.3 million, or 24.3%, for 2003 of which approximately $1.7 million of the increase was related to the Bridge View acquisition. Salaries and benefits, excluding amounts related to Bridge View, increased 11.9% due mostly to increased head count as a result of the Company's expansion, salary increases and higher benefit expenses. Bridge View also accounted for $986 thousand and $291 thousand of the increases in occupancy and amortization of the intangibles, respectively. Other non-interest expense increased $1.1 million, largely due to an increase of $294 thousand in data processing costs and $226 thousand in printing and postage costs while all other expenses increased $585 thousand.

Non-interest expense for 2002 increased $2.2 million, or 9.6%, to $25.1 million as compared to 2001. Approximately $910 thousand of the increase was attributable to the expansion of the Bank's operations, principally the full year expense for a new office opened in the first quarter in 2002 and the growth of ICC. The growth in ICC was principally due to the assumption of Monarch Capital Corporation ("MCC") operations during the first quarter of 2002, which resulted from the Company's acquisition of certain assets and the assumption of certain liabilities of MCC. Excluding the costs related to the expansion, non-interest expense for 2002 increased $1.3 million, or 5.6%.

The largest component of non-interest expense, salaries and benefits, increased $1.3 million, or 10.7%, for 2002 of which approximately $500 thousand of the increase was directly related to the expansion programs described above. Salaries and benefits, excluding amounts related to the expansion programs, increased 6.6% due mostly to normal promotions, salary increases and higher benefit expenses. In addition, other expense increased $708 thousand, largely due to an increase of $218 thousand in professional fees, an increase of $71 thousand in data processing costs and an increase of $419 thousand in all other expenses.

Table 5

Non-interest Expense

for the years ended December 31,
(dollars in thousands)

	2003	2002	2001
Salaries and benefits	**$16,994**	$13,673	$12,353
Occupancy	**4,577**	3,438	3,275
Furniture and equipment	**1,327**	1,124	1,157
Advertising and promotion	**1,412**	1,295	1,251
Amortization of intangible assets	**360**	69	81
Other expenses			
Professional fees	**1,568**	1,458	1,240
Data Processing	**933**	639	568
All other	**4,068**	3,367	2,948
Total	**$31,239**	$25,063	$22,873

Income Taxes

In 2003, income taxes amounted to $7.6 million as compared to $6.1 million and $5.0 million for 2002 and 2001, respectively. The effective tax rate in 2003 was 31.8% as compared to 32.1% and 32.4% for 2002 and 2001, respectively. Detailed information on income taxes is shown in Notes 1 and 17 to the Consolidated Financial Statements.

Financial Condition

Loan Portfolio

At December 31, 2003, total loans amounted to $796.6 million, an increase of $181.0 million, or 29.4%, compared to $615.6 million at December 31, 2002. The growth was predominately a result of the Bridge View acquisition and occurred primarily in commercial real estate mortgage loans and commercial and financial loans, which increased $107.5 million and $45.0 million, respectively. Commercial real estate mortgage loans are typically secured by first priority mortgage liens on owner-occupied commercial properties. The commercial loan growth was largely within the subsidiary Bank's delineated community, which is in Bergen County, New Jersey.

While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 10% of its total loans and unfunded commitments.

Table 6

Loan Portfolio

at December 31,

	2003	2002	2001	2000	1999
Amounts of loans by type (in thousands)					
Real estate-mortgage					
1-4 family residential					
First liens	**$100,286**	$100,302	$113,703	$110,369	$110,269
Junior liens	**4,138**	6,241	8,384	11,195	9,829
Home equity	**136,477**	125,037	130,658	142,610	144,747
Commercial	**330,040**	222,628	198,319	181,722	166,354
Construction	**31,077**	11,359	5,265	3,755	4,008
	602,018	465,567	456,329	449,651	435,207
Commercial loans					
Commercial and financial	**149,462**	104,542	85,801	76,702	63,684
Lease financing	**28,440**	26,356	15,850	23,804	1,813
	177,902	130,898	101,651	100,506	65,497
Consumer loans					
Lease financing	**12,416**	15,969	18,822	4,919	7,569
Installment	**4,245**	3,207	4,521	5,803	3,703
	16,661	19,176	23,343	10,722	11,272
Total	**$796,581**	$615,641	$581,323	$560,879	$511,976
Percent of loans by type					
Real estate-mortgage					
1-4 family residential					
First liens	**12.6%**	16.3%	19.6%	19.7%	21.5%
Junior liens	**0.5**	1.0	1.4	2.0	1.9
Home equity	**17.1**	20.3	22.5	25.4	28.3
Commercial	**41.4**	36.2	34.1	32.4	32.5
Construction	**3.9**	1.8	0.9	0.7	0.8
	75.5	75.6	78.5	80.2	85.0
Commercial loans					
Commercial and financial	**18.8**	17.0	14.8	13.7	12.4
Lease financing	**3.6**	4.3	2.7	4.2	0.4
	22.4	21.3	17.5	17.9	12.8
Consumer loans					
Lease financing	**1.6**	2.6	3.2	0.9	1.5
Installment	**0.5**	0.5	0.8	1.0	0.7
	2.1	3.1	4.0	1.9	2.2
Total	**100.0%**	100.0%	100.0%	100.0%	100.0%

The following table sets forth the maturity distribution of the Company's loan portfolio as of December 31, 2003. The table excludes real estate loans (other than construction loans), and consumer loans: (in thousands)

	Due in one year or less	Due after one year through five years	Due after five years	Total
Commercial and financial	$57,470	$53,774	$38,218	$149,462
Lease financing	1,203	26,867	370	28,440
Real estate-construction	24,418	6,659	-	31,077
Total	$83,091	$87,300	$38,588	$208,979

The following table sets forth the interest rate characteristics of loans due after one year as of December 31, 2003: (in thousands)

	Due after one year through five years	Due after five years
Fixed interest rate	$62,043	$17,308
Variable interest rate	25,257	21,280
Total	$87,300	$38,588

Loan Quality

The lending activities of the Company follow the lending policy established by the Company's Board of Directors. Loans must meet the tests of a prudent loan, which include criteria regarding the character, capacity and capital of the borrower, collateral provided for the loan and prevailing economic conditions. Generally, the Company obtains an independent appraisal of real property, within regulatory guidelines, when it is considered the primary collateral for a loan.

The Company maintains an independent loan review function. The responsibility of this function rests with the loan review officer who oversees the evaluation of credit risk for substantially all large commercial loans and leases as well as a sample of smaller commercial loans and leases. The loan review officer also monitors the integrity of the Company's credit risk rating system. This review process is intended to identify adverse developments in individual credits, regardless of whether such credits are also included on the "watchlist" discussed below and whether or not the loans are delinquent. In addition, the loan review officer reviews commercial leases and consumer loans considered homogeneous in nature, to identify and evaluate the credit risks of these portfolios. The loan review officer reports directly to the Senior Vice President and Chief Financial Officer of the Company and provides quarterly reports to the Company's Board of Directors.

Management maintains a "watchlist" system under which credit officers are required to provide early warning of possible deterioration in the credit quality of loans. These loans may not currently be delinquent, but may present indications of financial weakness, such as deteriorating financial ratios of the borrowers, or other concerns. Identification of such financial weaknesses at an early stage allows early implementation of responsive credit strategies. The "watchlist" report is presented to executive management monthly and to the Board of Directors on a quarterly basis.

Allowance for Loan and Lease Losses and Related Provision

Credit risk represents the possibility that a borrower, counterparty or insurer may not perform in accordance with contractual terms. Credit risk is inherent in the financial services business and results from extending credit to customers, purchasing securities and entering into financial derivative transactions. The Company seeks to manage credit risk through, among other techniques, diversification, limiting credit exposure to any single industry or customer, requiring collateral, and selling participations to third parties.

The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If management considers the ALLL inadequate to cover inherent losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then a provision is made to increase the ALLL.

The Company performs periodic, systematic reviews of its portfolios to identify inherent losses and assess the overall probability of collection. These reviews result in the identification and quantification of loss factors, which are used in determining the amount of the ALLL. In addition, the Company periodically evaluates prevailing economic and business conditions, concentration and changes in the size and characteristics of the portfolio and other pertinent factors. Portions of the ALLL are allocated to cover the probable losses inherent in each loan and lease category based on the results of this detailed review process.

Commercial loans and leases, which are not considered as part of a homogenous pool, are individually assigned a credit risk rating. Commercial loans, which have been internally classified above a certain credit risk rating, are periodically analyzed to determine the need for a specific loan loss allocation. For commercial loans and leases, not specifically reviewed, loss allocations are computed utilizing probable loss factors derived from actual delinquency and loss experience. The combination of these analyses is the basis for the determination of the commercial loan and lease portions of the ALLL.

Consumer loans, which include residential mortgages, home equity loans/lines, direct/indirect loans, and consumer finance, are generally evaluated for credit risk as a group based upon product type. The determination of the ALLL for consumer loans are based upon a combination of historical losses and delinquencies. Credit risk for small business loans and leases are analyzed in a similar manner utilizing a migration analysis, based upon delinquencies and historical losses. The results of the analyses are reviewed, discussed and approved by the Company's Board of Directors.

On a quarterly basis an analysis of the ALLL and specific allocations of the reserve are performed. As a result, adjustments to reserve allocations for specific segments of the loan and lease portfolio may be made. At December 31, 2003, the Company's allocated ALLL amounted to 87% of the total ALLL. The process used by the Company to determine the appropriate overall reserve for credit losses is based on this analysis, taking into consideration management's judgment. This reserving methodology is reviewed on a periodic basis and modified as appropriate. Based on this analysis, including the aforementioned assumptions, management believes that the reserve for credit losses is adequate as of December 31, 2003.

An integral component of the Company's risk management process is allocating the ALLL based upon risk characteristics, demonstrated losses, loan segmentations, and other factors. The unallocated component of the ALLL represents management's view that, given the complexities of the loan portfolio, there are probable losses that have been incurred but not yet specifically identified.

This unallocated reserve may change periodically after evaluating factors impacting assumptions utilized in the allocated reserve calculation.

While the ALLL is management's best estimate of the inherent loan losses incurred as of the balance sheet date, the process of determining the adequacy of the ALLL is judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the ALLL will ultimately prove adequate to cover actual loan losses.

Loan loss provisions for 2003 amounted to $1.8 million, an increase of $315 thousand from the prior year. In 2002, the loan loss provision amounted to $1.5 million, an increase of $425 thousand from 2001. The increase in the loan loss provision for 2003 was attributable to an increase in commercial loans and higher levels of nonperforming loans. Loans are charged-off against the ALLL, when management believes that the future collection of principal is unlikely. In 2003, nonperforming loans increased $2.6 million to $8.6 million as compared to $6.0 million in 2002. Loans charged-off, net of recoveries increased $448 thousand to $1.3 million as compared to $862 thousand in 2002. The charge-offs occurred principally in the ICC commercial lease portfolio which accounted for $1.1 million or 79% of all loans charged-off. Over the last three years ICC's leasing portfolio accounted for approximately $2.7 million or 79% of all charge-offs. The charge-offs occurred mostly in the two commercial lease portfolios that were purchased from brokers (indirect) during 2001. ICC's indirect commercial lease portfolio, which has experienced most of the charge-offs appears to have stabilized. ICC did not purchase any indirect lease portfolios in 2002 or 2003. ICC's credit policy was amended to exclude the purchase of indirect lease portfolios, on a flow basis or in the aggregate, from indirect sources and the Bank's Board of

Directors must approve any exceptions to policy. Management has been working to reduce the delinquencies in the lease portfolio and obtaining possession of the foreclosed equipment, which will be re-marketed by the vendors to new customers. In addition, management believes that at December 31, 2003 the allocated allowance to the commercial lease portfolio is sufficient to cover possible losses.

Table 7

Loan Loss Experience

for the years ended December 31,
(dollars in thousands)

	2003	2002	2001	2000	1999
Average loans outstanding	**$729,581**	$611,659	$579,034	$536,971	$494,022
Allowance at beginning of year	**$7,207**	$6,569	$6,154	$5,476	$5,645
Loans charged-off:					
Real estate	**162**	17	11	186	120
Commercial and financial	**25**	-	-	-	1,234
Commercial lease financing	**1,072**	875	949	8	-
Consumer loans	**97**	34	4	25	59
Total	**1,356**	926	964	219	1,413
Recoveries of loans previously charged-off:					
Real estate	**35**	29	22	99	10
Commercial and financial	**-**	-	264	27	14
Commercial lease financing	**8**	16	8	-	-
Consumer loans	**3**	19	10	21	20
Total	**46**	64	304	147	44
Net loans charged-off	**1,310**	862	660	72	1,369
Additions due to merger	**1,929**	-	-	-	-
Provision for loan and lease losses	**1,815**	1,500	1,075	750	1,200
Allowance at end of year	**$9,641**	$7,207	$6,569	$6,154	$5,476
Allowance to total loans	**1.21%**	1.17%	1.13%	1.10%	1.07%
Allowance to nonaccrual loans	**112.50%**	120.86%	304.12%	441.15%	491.12%
Allowance to nonaccrual loans and loans past due 90 days or more	**112.50%**	120.86%	304.12%	441.15%	491.12%
Ratio of net charge-offs to average loans	**0.18%**	0.14%	0.11%	0.01%	0.28%

At December 31, 2003, the ratio of the ALLL to total loans was 1.21% as compared to 1.17% at the end of the prior year. The ALLL represented 112.5% of nonaccrual loans and loans past due 90 days or more at December 31, 2003, down from 120.9% at the end of 2002. This ratio was impacted by a $2.6 million increase in nonaccrual loans in 2003 as compared to the end of the year in 2002 offset by a $1.9 million increase in the ALLL in 2003 to reflect Bridge View's ALLL at the time of acquisition. Refer to the section titled "Nonperforming Assets" and Table 9 for more detail on loan delinquencies and nonperforming assets.

The Company has the same collateral policy for loans whether they are funded immediately or based on a commitment. A commitment to extend credit is a legally binding agreement to lend funds to a customer usually at a stated interest rate and for a specified purpose. Such commitments have fixed expiration dates and generally require a fee. The extension of a commitment gives rise to credit risk. The actual liquidity requirements or credit risk that the Company will experience will be lower than the contractual amount of commitments to extend credit because a significant portion of those commitments are expected to expire without being drawn upon. Certain commitments are subject to loan agreements containing covenants regarding the financial performance of the customer that must be met before the Company is required to fund the commitment. The Company uses the same credit policies in making commitments to extend credit as it does in funding loans.

In addition, the Company manages the potential credit risk in commitments to extend credit by limiting the total amount of arrangements, both by individual customer and in the aggregate; by monitoring the size and maturity of the structure of these portfolios; and by applying the same credit standards maintained for all of its related credit activities. The credit risk associated with these off balance sheet commitments is recorded as a liability in the Company's balance sheet and management's determination of the reserve for these amounts are $140 thousand.

Table 8

Allocation of Allowance for Loan and Lease Losses

at December 31,
(dollars in thousands)

	2003		2002		2001		2000		1999	
	Amount	**% of Loans to Total Loans [1]**	Amount	% of Loans to Total Loans [1]	Amount	% of Loans to Total Loans [1]	Amount	% of Loans to Total Loans [1]	Amount	% of Loans to Total Loans [1]
Real estate	**$6,743**	**75.5%**	$3,724	75.6%	$4,028	78.5%	$2,713	80.2%	$2,191	85.0%
Commercial and financial	**479**	**18.8**	1,435	17.0	1,389	14.8	931	13.6	634	12.5
Commercial lease financing	**968**	**3.6**	720	4.3	542	2.7	435	5.1	81	1.8
Consumer loans	**186**	**2.1**	132	3.1	5	4.0	35	1.1	82	0.7
Unallocated	**1,265**	**-**	1,196	-	605	-	2,040	-	2,488	-
	$9,641	**100.0%**	$7,207	100.0%	$6,569	100.0%	$6,154	100.0%	$5,476	100.0%

(1) This column reflects each respective class of loans as a percent of total loans.
The above allocation is intended for analytical purposes and may not be indicative of the categories in which future loan losses may occur.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, restructured loans and foreclosed assets (comprised of foreclosed real estate and repossessed assets). Loans are placed on nonaccrual status when, in the opinion of management, the future collection of interest or principal according to contractual terms may be doubtful or when principal or interest payments are in arrears 90 days or more. Foreclosed real estate, representing real estate collateral acquired by legal foreclosure procedures, is valued using independent appraisals, and the Company's policy is to obtain revised appraisals annually. The Company intends to dispose of each property at or near its current valuation. However, there can be no assurance that disposals will be made as soon as anticipated or at expected values.

Table 9 below presents the detail of nonperforming assets and the aggregate of loans whose principal and/or interest has not been paid according to contractual terms. At December 31, 2003, nonperforming assets increased $2.7 million, or 43.3%, as compared to the end of the prior year. The increase in nonperforming assets was due mainly to one relationship representing $1.7 million of the increase in nonaccrual loans. Based upon the best currently available information it is believed that this relationship will be worked out during 2004 and the Company is not likely to experience a loss. Nonperforming assets increased $3.3 million, or 119.1%, in 2002 as compared to 2001. Based on the current information available, except for the loans included in the table, management believes that there were no material probable problem loans or leases, either individually or in the aggregate, at December 31, 2003.

Table 9

Loan Delinquencies and Nonperforming Assets

at December 31,
(dollars in thousands)

	2003	2002	2001	2000	1999
Loans delinquent and accruing interest					
Loans past due 30-89 days	**$1,265**	$2,121	$1,938	$2,058	$190
Loans past due 90 days or more	**-**	-	-	-	-
Total loans delinquent and accruing interest	**$1,265**	$2,121	$1,938	$2,058	$190
Nonaccrual loans	**$8,570**	$5,963	$2,160	$1,395	$1,115
Foreclosed assets	**230**	176	492	250	250
Restructured loans	**-**	-	150	-	222
Total nonperforming assets	**$8,800**	$6,139	$2,802	$1,645	$1,587
Total nonperforming assets and loans past due 90 days or more	**$8,800**	$6,139	$2,802	$1,645	$1,587
Nonaccrual loans to total loans	**1.08%**	0.97%	0.37%	0.25%	0.22%
Nonperforming assets to total loans and foreclosed assets	**1.10%**	1.00%	0.48%	0.29%	0.31%
Nonperforming assets to total assets	**0.63%**	0.66%	0.34%	0.21%	0.22%
Nonaccrual loans and loans past due 90 days or more to total loans	**1.08%**	0.97%	0.37%	0.25%	0.22%

Securities Held-to-Maturity and Securities Available-for-Sale

The Company identifies as "securities available-for-sale" securities used as part of its asset/ liability management strategy, or securities that may be sold in response to, among other things, changes in interest rates and prepayment risk. Debt securities purchased with the intent and ability to hold until maturity are classified as "held-to-maturity". See Notes 1 and 4 of Notes to Consolidated Financial Statements for additional information concerning securities.

Table 10 presents a summary of the contractual maturities and weighted average yields (adjusted to a taxable equivalent basis using the corporate federal tax rate of 34%) of "securities held to maturity" and "securities available-for-sale". Historical cost was used to calculate the weighted-average yields.

Table 10

Securities

at December 31, 2003
(dollars in thousands)

	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Year	After 10 Year	Total	Weighted Average Yield (1)
Securities held-to-maturity at amortized cost						
Mortgage-backed securities	$ 4,563	$ 3,456	$ 745	$ 1,086	$ 9,850	4.98%
Obligations of states & political subdivisions	1,178	3,178	3,966	935	9,257	6.77
	5,741	6,634	4,711	2,021	19,107	5.85
Securities available-for-sale at estimated fair value						
Mortgage-backed securities	43,017	55,579	6,604	8,987	114,187	3.74
Obligations of U.S. agencies	16,062	249,161	7,937	-	273,160	2.73
Obligations of states & political subdivisions	12,296	7,479	5,499	9,764	35,038	4.29
Obligations of the US Treasury	6,035	-	-	-	6,035	2.94
	77,410	312,219	20,040	18,751	428,420	3.13
Equity securities	-	-	-	-	4,533	4.64%
Total	$83,151	$318,853	$24,751	$20,772	$452,060	
Weighted average yield (1)	2.66%	3.04%	4.89%	6.72%	3.26%	

(1) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

The following table sets forth the carrying value of the Company's held-to-maturity and available-for-sale securities portfolios for the years ended December 31: (dollars in thousands)

	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
Securities held-to-maturity at amortized cost						
Mortgage-backed securities	**$ 9,850**	**51.6%**	$ 16,437	58.3%	$ 22,201	57.1%
Obligations of U.S. agencies	**-**	**-**	1,991	7.1	5,977	15.4
Obligations of states & political subdivisions	**9,257**	**48.4**	9,664	34.3	9,855	25.3
Other debt securities	**-**	**-**	100	0.3	839	2.2
	$ 19,107	**100.0%**	$ 28,192	100.0%	$ 38,872	100.0%
Securities available-for-sale at estimated fair value						
Mortgage-backed securities	**$114,187**	**26.4%**	$102,605	45.7%	$ 98,517	63.5%
Obligations of U.S. agencies	**273,160**	**63.1**	95,559	42.6	40,064	25.9
Obligations of states & political subdivisions	**35,038**	**8.1**	22,219	9.9	10,455	6.7
Obligations of U.S. Treasury	**6,035**	**1.4**	-	-	2,017	1.3
Equity securities	**4,533**	**1.0**	3,937	1.8	3,977	2.6
	$432,953	**100.0%**	$224,320	100.0%	$155,030	100.0%

The Company's total investment portfolio increased by $199.5 million, or 79%, to $452.1 million at December 31, 2003 as compared to the prior year. The increase in the investment portfolio was primarily through deposit growth, prepayment on loans and the Bridge View acquisition. Total gross unrealized gains and total gross unrealized losses for the investment portfolio amounted to $6.5 million and $990 thousand, respectively, at December 31, 2003.

At December 31, 2003, available-for-sale ("AFS") securities amounted to $433.0 million, or 95.8%, of total securities, compared to $224.3 million, or 88.8%, of total securities at year-end 2002. The Company's AFS portfolio increased by $208.6 million, or 93.0%, at December 31, 2003 as compared to the prior year. The composition of investment securities shifted from mortgage-backed securities to obligations of U.S. Agencies mostly due to market conditions and the Company's asset/liability management strategy. Substantially all of the mortgage-backed securities held by the Company are issued or backed by U.S. federal agencies.

At December 31, 2003, the Company held no securities of a single issuer (except U.S. federal agencies) with a book value that exceeds 10% of Consolidated Stockholders' Equity.

The Company's held-to-maturity portfolio decreased by $9.1 million, or 32.2%, to $19.1 million at December 31, 2003 as compared to the prior year. The decrease was mostly due to declines in mortgage-backed securities and obligations of U.S. agencies, which were largely the result of amortization and maturities.

Deposits

Deposits, which include non-interest-bearing demand deposits, interest-bearing demand deposits, savings and time deposits, are an essential and cost-effective funding source for the Company. The Company attributes its long-term success in growing deposits to the emphasis it places on building core customer relationships. The Company offers a variety of deposit products designed to meet the financial needs of the customers based on identifiable "life stages". Deposits increased $341.1 million, or 41.8%, to $1.2 billion at December 31, 2003 as compared to the prior year mainly from the acquisition of Bridge View and internal growth. For 2003, the Company's overall yield on deposits decreased by 94 basis points to 1.52% due mostly to a decline in market interest rates and change in deposit mix.

The growth in the deposit base occurred mostly in interest-bearing demand deposits and non-interest bearing demand deposits. Interest-bearing demand deposits, which comprised the largest segment of the Company's total deposits, amounted to $446.8 million at December 31, 2003, an increase of $122.8 million, or 37.9%, from year-end 2002. The Company's yield on interest-bearing demand deposits decreased by 69 basis points to 1.19% for 2003 as compared to 2002. Non-interest bearing demand deposits increased $105.2 million, or 88.7%, to $223.7 million at December 31, 2003 as compared to the prior year. Non-interest bearing demand deposits represented 19.3% of total deposits at December 31, 2003 and 14.5% at December 31, 2002. The growth in non-interest bearing demand deposits positively impacted the overall yield on deposit liabilities at December 31, 2003 as compared to year-end 2002.

Contributing to the growth in deposits was a $44.5 million, or 18.8%, increase in time deposits at December 31, 2003 as compared to year-end 2002. Time deposits represented 24.4% of total deposits at December 31, 2003 and 29.1% at December 31, 2002. The Company's yield on total time deposits decreased by 127 basis points to 2.58% for 2003 as compared to 2002.

Table 11

Deposit Summary

at December 31,
(dollars in thousands)

	2003		2002		2001	
Non-interest bearing demand	**$ 223,745**	**19.3%**	$118,578	14.5%	$109,416	15.1%
Interest bearing demand	**446,786**	**38.6**	323,998	39.7	282,173	38.8
Money market	**120,136**	**10.4**	55,372	6.8	47,569	6.5
Savings	**84,162**	**7.3**	80,300	9.8	72,092	9.9
Time deposits less than $100,000	**265,356**	**22.9**	210,727	25.9	194,754	26.9
Time deposits greater than $100,000	**16,613**	**1.5**	26,697	3.3	20,479	2.8
	$1,156,798	**100.0%**	$815,672	100.0%	$726,483	100.0%

The following table shows the time remaining to maturity of time certificates of deposit of $100,000 or more as of December 31, 2003:
(in thousands)

Three months or less	**$ 7,914**
Over three months through six months	**3,699**
Over six months through twelve months	**3,066**
Over twelve months	**1,934**
	$16,613

Market Risk

Market risk is generally described as the sensitivity of income to adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates or prices. Market rate sensitive instruments include: financial instruments such as investments, loans, mortgage-backed securities, deposits, borrowings and other debt obligations; derivative financial instruments, such as futures, forwards, swaps and options; and derivative commodity instruments, such as commodity futures, forwards, swaps and options that are permitted to be settled in cash or another financial instrument.

The Company does not have any material exposure to foreign currency exchange rate risk or commodity price risk. The Company did not enter into any market rate sensitive instruments for trading purposes nor did it engage in any trading or hedging transactions utilizing derivative financial instruments during 2003. The Company's real estate loan portfolio, concentrated primarily in northern New Jersey, is subject to risks associated with the local and regional economies. The Company's primary source of market risk exposure arises from changes in market interest rates ("interest rate risk").

Interest Rate Risk

Interest rate risk is generally described as the exposure to potentially adverse changes in current and future net interest income resulting from: fluctuations in interest rates; product spreads; and imbalances in the repricing opportunities of interest-rate-sensitive assets and liabilities. Therefore, managing the Company's interest rate sensitivity is a primary objective of the Company's senior management. The Company's Asset/Liability Committee ("ALCO") is responsible for managing the exposure to changes in market interest rates. ALCO attempts to maintain stable net interest margins by periodically evaluating the relationship between interest-rate-sensitive assets and liabilities. The evaluation, which is performed at least quarterly and presented to the Board, simulates the impact on net interest margin from current and prospective changes in market interest rates.

The Company manages interest rate risk exposure with the utilization of financial modeling and simulation techniques. These methods assist the Company in determining the effects of market rate changes on net interest income and future economic value of equity. The objective of the Company is to maximize net interest income within acceptable levels of risk established by policy. The techniques utilized for managing exposure to market rate changes involve a variety of interest rate, pricing and volume assumptions. These assumptions include projections on growth, prepayment and withdrawal levels as well as other embedded options inherently found in financial instruments. The Company reviews and validates these assumptions at least annually or more frequently if economic or other conditions change. At December 31, 2003, the Company simulated the effects on net interest income given an instantaneous and parallel shift in the yield curve of up to a 200 basis point rising interest rate environment and a 100 basis point declining interest rate environment. Based on the simulation, it was estimated that net interest income, over a twelve-month horizon, would not decrease by more than 4.5%. The Company's interest rate risk management policies provide that net interest income should not decrease by more than 15% or 10% if interest rates increase from current rates given an instantaneous and parallel shift in the yield curve of a 200 basis point rise in rates or 100 basis point decline in rates, respectively. Policy exceptions, if any are reported to the Board of Directors. At December 31, 2003, the Company was within policy limits established for changes in net interest income and future economic value of equity.

The following table sets forth the sensitivity results for the last two years.

Net Interest Income Sensitivity Simulation

	Percentage Change in Estimated Net Interest Income over a twelve month horizon	
	2003	2002
+200 basis points	**-3.8%**	-4.4%
+100 basis points	**-0.6%**	0.2%
-100 basis points	**-4.5%**	-2.9%
-200 basis points	*	*

* Not simulated due to the historically low interest rate environment.

The simulation described above does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape; prepayments on loans and securities; deposit decay rates; pricing decisions on loans and deposits; reinvestment/replacement of asset and liability cashflows; and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

Further, as market conditions vary from those assumed in the simulation, actual results will also differ due to: prepayment/refinancing levels deviating from those assumed; the varying impact of interest rate changes on caps or floors on adjustable rate assets; the potential effect of changing debt service levels on customers with adjustable rate loans; depositor early withdrawals and product preference changes; and other internal/external variables. Furthermore, the simulation does not reflect actions that ALCO might take in response to anticipated changes in interest rates or competitive conditions in the market place.

In addition to the above-mentioned techniques, the Company utilizes sensitivity gap analysis as an interest rate risk measurement. Sensitivity gap is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same period of time. Sensitivity gap analysis provides an indication of the extent to which the Company's net interest income may be affected by future changes in market interest rates. The cumulative gap position expressed as a percentage of total assets provides one relative measure of the Company's interest rate exposure.

The cumulative gap between the Company's interest-rate-sensitive assets and its interest-rate-sensitive liabilities repricing within a one-year period was a negative 12.8% at December 31, 2003. Since the cumulative gap was negative, the Company has a "negative gap" position, which theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities therefore decreasing the net interest spread.

Certain shortcomings are inherent in the method of gap analysis presented in Table 12. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while rates on other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. The ability of borrowers to service debt may decrease in the event of an interest rate increase. Management considers these factors when reviewing its sensitivity gap position and establishing its ongoing asset/liability strategy.

Table 12

Interest Rate Sensitivity Analysis

at December 31, 2003
(dollars in thousands)

Subject to rate change within	3 Months	6 Months	6 Mos. to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Non-interest Sensitive	Total
Assets								
Net loans	$245,648	$ 43,457	$ 81,528	$220,368	$151,899	$47,155	$ (3,115)	$ 786,940
Investment securities	61,703	36,740	37,186	244,966	43,617	23,522	4,326	452,060
Cash and amounts due from banks	12	-	-	-	-	-	31,423	31,435
Other noninterest earning assets	-	-	21,343	-	-	-	94,094	115,437
Total assets	307,363	80,197	140,057	465,334	195,516	70,677	126,728	1,385,872
Liabilities and stockholders' equity								
Demand deposits	72,084	72,084	144,168	190,711	93,666	97,818	-	$ 670,531
Money market accounts	31,696	9,259	18,517	13,277	6,137	5,276	-	84,162
Savings deposits	10,512	10,512	21,024	54,000	16,657	7,431	-	120,136
Fixed maturity certificates of deposits	90,856	69,813	94,400	24,315	2,585	-	-	281,969
Securities sold under agreements to repurchase	8,379	4,380	760	946	520	633	-	15,618
Short-term borrowings	46,491	-	-	-	-	-	-	46,491
Long-term borrowings	-	-	-	-	10,000	-	-	10,000
Other liabilities	-	-	-	-	-	-	13,772	13,772
Stockholders' equity	-	-	-	-	-	-	143,193	143,193
Total liabilities and stockholders' equity	260,018	166,048	278,869	283,249	129,565	111,158	156,965	$1,385,872
Gap	$ 47,345	$ (85,851)	$(138,812)	$182,085	$ 65,951	$(40,481)	$(30,237)	
Gap to total assets	3.42%	(6.19)%	(10.02)%	13.14%	4.76%	(2.92)%		
Cumulative Gap	$ 47,345	$ (38,506)	$(177,318)	$ 4,767	$ 70,718	$30,237		
Cumulative Gap to total assets	3.42%	(2.78)%	(12.79)%	0.34%	5.10%	2.18%		

Operational Risk

The Company is exposed to a variety of operational risks that can affect each of its business activities, particularly those involving processing and servicing of loans. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people or systems from external events. The risk of loss also includes losses that may arise from potential legal actions that could result from operational deficiencies or noncompliance with contracts, laws or regulations. The Company monitors and evaluates operational risk on an ongoing basis through systems of internal control, formal corporate-wide policies and procedures, and an internal audit function.

Liquidity

A fundamental component of the Company's business strategy is to manage liquidity to ensure the availability of sufficient resources to meet all financial obligations and to finance prospective business opportunities. Liquidity management is critical to the stability of the Company. The liquidity position of the Company over any given period of time is a product of its operating, financing and investing activities. The extent of such activities is often shaped by such external factors as competition for deposits and loan demand.

Traditionally, financing for the Company's loans and investments is derived primarily from deposits, along with interest and principal payments on loans and investments. At December 31, 2003, total deposits amounted to $1.2 billion, an increase of $341.1 million, or 41.8%, over the prior comparable year. At December 31, 2003, advances from the FHLB, overnight borrowings and securities sold under agreements to repurchase totaled $72.1 million and represented 5.2% of total assets as compared to $27.4 million and 2.9% of total assets at December 31, 2002.

Loan production continued to be the Company's principal investing activity. Net loans at December 31, 2003 amounted to $786.9 million, an increase of $178.5 million, or 29.3%, compared to the same period in 2002.

The Company's most liquid assets are cash and due from banks and federal funds sold. At December 31, 2003, the total of such assets amounted to $31.4 million, or 2.3%, of total assets, compared to $33.9 million, or 3.6%, of total assets at year-end 2002. The decrease in liquid assets, principally federal funds sold, was driven by the growth in the securities and loan portfolios.

Another significant liquidity source is the Company's available-for-sale securities. At December 31, 2003, available-for-sale securities amounted to $433.0 million, or 95.8%, of total securities, compared to $224.3 million, or 88.8%, of total securities at year-end 2002.

In addition to the aforementioned sources of liquidity, the Company has available various other sources of liquidity, including federal funds purchased from other banks and the Federal Reserve discount window. The Bank also has a $98.3 million line of credit available through its membership in the FHLB of which $46.5 million at December 31, 2003 was utilized. The Company maintains a policy of paying regular cash dividends and anticipates continuing that policy. The Company could, if necessary, modify the amount or frequency, of dividends as an additional source of liquidity. There are imposed dividend restrictions on the Bank. See Note 18 of Notes to Consolidated Financial Statement for additional information.

Management believes that the Company's sources of funds are sufficient to meet its present funding requirements.

The following table sets forth contractual obligations and various commitments representing required and potential cash flows as of December 31, 2003.

Table 13

Contractual Obligations and Commitments

at December 31, 2003
(dollars in thousands)

Contractual Obligations

	Payment due by Period				
	Less than one year	One to three years	Four to five years	After five years	Total Amounts Committed
Minimum annual rental under non-cancelable operating leases	$ 2,409	$ 4,389	$ 3,480	$7,669	$ 17,947
Remaining contractual maturities of time deposits	255,069	24,315	2,585	-	281,969
Securities sold under agreement to repurchase and short-term borrowings	62,109	-	-	-	62,109
Long-term borrowings	-	-	10,000	-	10,000
Total contractual cash obligations	$319,587	$28,704	$16,065	$7,669	$372,025

Other Commitments

	Amount of Commitment Expiration By Period				
	Less than one year	One to three years	Four to five years	After five years	Total Amounts Committed
Loan commitments	$60,311	$4,222	-	$152,761	$217,294
Standby letters of credit	3,534	-	-	-	3,534
Total other commitments	$63,845	$4,222	-	$152,761	$220,828

Capital Adequacy

Stockholders' equity totaled $143.2 million, or 10.3%, of total assets at December 31, 2003, compared to $80.7 million, or 8.6%, of total assets at December 31, 2002. The $62.5 million growth was largely attributable to the acquisition of Bridge View and net income which contributed $52.2 million and $16.4 million, respectively, of the growth. These increases were offset in part by cash dividends of $5.0 million during 2003.

Guidelines issued by the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") establish capital adequacy guidelines for bank holding companies and state-chartered banks. The guidelines establish a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common stockholders' equity less certain intangibles, and a supplementary component called Tier 2 capital, which includes a portion of the allowance for loan and lease losses. Effective October 1, 1998, the Federal Reserve Board and the FDIC adopted an amendment to their risk-based capital guidelines that permits insured depository institutions to include in their Tier 2 capital up to 45% of the pre-tax net unrealized gains on certain available-for-sale equity securities. All assets and off-balance-sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing greater risks. An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy and minimize the disincentive to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 2003, the Company's and the Bank's Tier 1 risk-based capital ratio was 9.34 % and 9.24%, respectively, well in excess of minimum capital standards.

These guidelines focus principally on broad categories of credit risk, although the framework for assigning assets and off-balance sheet items to risk categories does incorporate elements of transfer risk. The risk-based capital ratio does not, however, incorporate other factors that may affect a company's financial condition, such as overall interest rate exposure, liquidity, funding and market risks, the quality and level of earnings, investment or loan concentrations, the quality of loans and investments, the effectiveness of loan and investment policies and management's ability to monitor and control financial and operating risks.

In addition to the risk-based guidelines discussed above, the Federal Reserve Board and the FDIC require that a bank holding company and bank which meet the regulators' highest performance and operation standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier 1 capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At December 31, 2003, the Company's and the Bank's leverage ratio was 6.24% and 6.22%, respectively.

Stock Repurchase Program

On April 26, 2001, the Board of Directors of Interchange authorized a program to repurchase up to 450,000 shares of Interchange's outstanding common stock on the open market or in privately negotiated transactions. No shares were repurchased during 2003 and as of December 31, 2003, the Company had purchased 170,193 shares at a total cost of approximately $2.2 million under the authorized program. The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, restricted stock awards under the Stock Plan and other general corporate purposes.

Effects of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the prices of goods and services

Off Balance Sheet Arrangements

As noted in Note 1 of the Consolidated Financial Statements on page 36, the Company's policy is to consolidate majority-owned subsidiaries that it controls. The Company does not dispose of troubled loans or problem assets by means of unconsolidated special purpose entities, use off-balance sheet entities to fund its business operations nor capitalize any off-balance sheet entity with the Company's stock. In the ordinary course of business, the Company originates and sells commercial leases and other financial assets, such as mortgage loans, to the secondary market. Exposure to loan commitments and letters of credit can be found in Table 13 under Liquidity.

Critical Accounting Policies and Judgments

The Company's consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 Accounting Policies in the Notes to Consolidated Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect the Company's reported results and financial position for the period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets and liabilities carried at fair value inherently result in more financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments primarily by using internal cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on the Company's future financial condition and results of operations.

Allowance For Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. The Company considers the ALLL of $9.6 million is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain loss are probable but not specificially identifiable.

Management's determination of the adequacy of the allowances is based on periodic evaluations of the loan portfolio and other relevant factors. The evaluations are inherently subjective as it requires material estimates including such factors as potential loss factors, changes in trend of non-performing loans, current state of local and national economy, value of collateral, changes in the composition and volume of the loan portfolio, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio. All of these factors may be susceptible to significant change. Also, the allocation of the allowance for credit losses to specific loan pools is based on historical loss trends and management's judgment concerning those trends.

The primary risks inherent in the loan portfolio are possible increases in interest rates, a decline in the economy, and a possible decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses, and future levels of provisions. To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods.

For further discussion see the ***"Loan Quality"*** and ***"Allowance for Loan and Lease Losses"*** sections on pages 20-22, along with Note 1 "Nature of Business and Summary of Significant Accounting Policies"; Note 6 "Allowance for Loan and Lease Losses"; and Note 13 "Commitments And Contingent Liabilities" of the Consolidated Financial Statements.

Business Combinations: Business combinations are accounted using the purchase method of accounting, the net assets and liabilities of the companies acquired are recorded at their estimated fair value at the date of acquisition and include the results of operations of the acquired business from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets including identified intangible assets acquired is recognized as goodwill.

Goodwill and Intangibles: With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill is no longer amortized to expense, but rather is tested for impairment periodically. Other intangible assets are amortized to expense using straight-line methods over their respective estimated useful lives. At least annually, and on an interim basis when conditions require, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. An impairment is measured on a discounted future cash flow basis and a charge is recognized in the period that the asset has been deemed to be impaired. The majority of the Corporation's goodwill relates to its acquisition of BridgeView Bancorp on April 30, 2003. The value of this goodwill is dependent upon the Corporation's ability to provide quality, cost effective services in the face of competition from other market leaders on a national and local level. As such, goodwill value is supported ultimately by earnings which is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the Company's inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could result in a charge and adversely impact earnings in future periods. Total goodwill was $55.9 million at December 31, 2003. See Note 1 "Accounting Policies" and Note 8 "Goodwill And Other Intangible Assets" for additional information.

Pensions Plans: The Bank maintains a qualified defined benefit pension plan (the "Pension Plan"), which covers all eligible employees and an unfunded supplemental pension plan which provides retirement income to all eligible employees who would have been paid amounts in excess of the amounts provided by the Pension Plan but for limitations under the qualified Pension Plan. In addition, the Company has an unfunded retirement plan for all directors of the Bank who are not employees of the Company or any subsidiary or affiliate.

Our expected long-term rate of return on plan assets is 8.0% and was based on our expectations of the long-term return on the balanced mutual fund that we invest our plan assets which has had a return for the life of the fund of 8.33%. A 1.0% decrease in the long-term rate of return on plan assets would have increased the net periodic pension cost of the Pension Plan by approximately $16 thousand.

The discount rate that we utilize of 6.25% for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. A 1.0% decrease in the discount rate would have increased the net periodic pension cost by approximately $183 thousand.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 on January 1, 2003. The Company does not expect to change to using the fair value based method of accounting for stock-based employee compensation; and therefore, the adoption of SFAS No. 148 impacts only the disclosures, not the financial results, of the Company.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ARB 51." FIN 46 addresses consolidation by business enterprises of variable interest entities ('VIE'). FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. The provisions are effective for any new entities that are originated subsequent to January 31, 2003. On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46-R"). The Company has adopted FIN 46-R as the method used for evaluating whether or not VIEs must be consolidated as of December 26, 2003. The adoption of FIN 46 and 46-R did not have an impact on the consolidated financial statements.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This Statement is effective for contracts entered into or modified after June 30, 2003, except for contracts that relate to SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30,

2003. The adoption of SFAS 149 did not have a material impact on the financial position or results of operations of the Company.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), which establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the financial position or results of operations of the Company because the Company does not have any financial instruments that have characteristics of both liabilities and equity.

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). The revised SFAS 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, benefit costs and other relevant information. The Company has included the new disclosures that are required for financial statements of annual periods ending after December 15, 2003.

Forward Looking Statements

In addition to discussing historical information, certain statements included in or incorporated into this report relating to the financial condition, results of operations and business of the Company which are not historical facts may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, the words "anticipate," "believe," "estimate," "expect," "will" and other similar expressions (including when preceded or followed by the word "not") are generally intended to identify such forward-looking statements. Such statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in such Act, and we are including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements include, but are not limited to, statements about the operations of the Company, the adequacy of the Company's allowance for losses associated with the loan and lease portfolio, the quality of the loan and lease portfolio, the prospects of continued loan and deposit growth, and improved credit quality. The forward-looking statements in this report involve certain estimates or assumptions, known and unknown risks and uncertainties, many of which are beyond the control of the Company, and reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen due to a variety of factors, including, among others, (i) increased competitive pressures among financial services companies; (ii) changes in the interest rate environment, reducing interest margins or increasing interest rate risk; (iii) deterioration in general economic conditions, internationally, nationally, or in the State of New Jersey; (iv) the occurrence of acts of terrorism, such as the events of September 11, 2001, or acts of war; (v) legislation or regulatory requirements or changes adversely affecting the business of the Company; (vi) losses in the Company's leasing subsidiary exceeding management's expectations; (vii) expected revenue synergies from the Company's acquisition of Bridge View may not be fully realized or realized within the expected time frame; (viii) revenues following the Company's acquisition of Bridge View may be lower than expected; (ix) deposit attrition, operating costs, customer loss and business disruption following the Company's acquisition of Bridge View, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected and (x) other risks detailed in reports filed by the Company with the Securities and Exchange Commission. Readers should not place undue expectations on any forward-looking statements. We are not promising to make any public announcement when we consider forward-looking statements in this document to be no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Table 14

Quarterly Common Stock Price Range

for the years ended December 31,

The Company's common stock is quoted on the Nasdaq National Market System under the symbol "IFCJ." There are imposed dividend restrictions on the Bank. See Note 18 of Notes to Consolidated Financial Statement for additional information.

	High Sales Price	Low Sales Price	Cash Dividends Declared
2002			
First quarter	$16.23	$12.47	$0.10
Second quarter	19.27	16.23	0.10
Third quarter	18.67	15.70	0.10
Fourth quarter	19.10	15.95	0.14
2003			
First quarter	**$18.03**	**$16.10**	**$0.11**
Second quarter	**22.50**	**17.20**	**0.11**
Third quarter	**22.52**	**19.34**	**0.11**
Fourth quarter	**26.68**	**20.45**	**0.11**

The number of stockholders of record as of February 27, 2004 was 1,386.

All per share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Independent Auditors' Report

Board of Directors and Stockholders
Interchange Financial Services Corporation
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Interchange Financial Services Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Interchange Financial Services Corporation and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York
February 20, 2004

CONSOLIDATED BALANCE SHEETS

December 31,
(dollars in thousands)

	December 31, 2003	December 31, 2002
Assets		
Cash and due from banks	**$ 31,423**	$ 23,266
Interest earning deposits	**12**	-
Federal funds sold	**-**	10,650
Total cash and cash equivalents	**31,435**	33,916
Securities held to maturity at amortized cost (estimated fair value of $20,223 and $29,590 for 2003 and 2002, respectively)	**19,107**	28,192
Securities available for sale at estimated fair value (amortized cost of $428,597 and $217,924 for 2003 and 2002, respectively)	**432,953**	224,320
Loans and leases (net of unearned income and deferred fees of $6,057 and $8,657 for 2003 and 2002, respectively.	**796,581**	615,641
Less: Allowance for loan and lease losses	**9,641**	7,207
Net loans and leases	**786,940**	608,434
Bank owned life insurance	**21,853**	21,274
Premises and equipment, net	**20,343**	10,512
Foreclosed assets and other repossessed assets	**230**	176
Goodwill	**55,924**	1,447
Intangible assets	**4,165**	231
Accrued interest receivable and other assets	**12,922**	7,830
Total assets	**$1,385,872**	$936,332
Liabilities		
Deposits		
Non-interest bearing	**$ 223,745**	$118,578
Interest bearing	**933,053**	697,094
Total deposits	**1,156,798**	815,672
Securities sold under agreements to repurchase	**15,618**	17,390
Short-term borrowings	**46,491**	-
Long-term borrowings	**10,000**	10,000
Accrued interest payable and other liabilities	**13,772**	12,590
Total liabilities	**1,242,679**	855,652
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, without par value; 22,500,000 shares authorized; 12,810,193 and 9,815,207 shares issued and outstanding for 2003 and 2002, respectively	**5,397**	5,397
Capital surplus	**73,231**	21,097
Retained earnings	**74,710**	63,314
Accumulated other comprehensive income	**2,434**	3,596
	155,772	93,404
Less: Treasury stock	**12,579**	12,724
Total stockholders' equity	**143,193**	80,680
Total liabilities and stockholders' equity	**$1,385,872**	$936,332

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,
(in thousands, except per share data)

	2003	2002	2001
Interest income			
Interest on loans and leases	**$48,982**	$45,343	$46,175
Interest on federal funds sold	**276**	246	557
Interest on interest bearing deposits	**61**	-	-
Interest and dividends on securities			
Taxable interest income	**9,847**	10,123	9,890
Interest income exempt from federal income taxes	**914**	599	532
Dividends	**187**	189	248
Total interest income	**60,267**	56,500	57,402
Interest expense			
Interest on deposits	**13,161**	16,357	22,070
Interest on securities sold under agreements to repurchase	**267**	291	526
Interest on short-term borrowings	**18**	403	848
Interest on long-term borrowings	**428**	427	-
Total interest expense	**13,874**	17,478	23,444
Net interest income	**46,393**	39,022	33,958
Provision for loan and lease losses	**1,815**	1,500	1,075
Net interest income after provision for loan and lease losses	**44,578**	37,522	32,883
Non-interest income			
Service fees on deposit accounts	**3,485**	2,581	2,459
Net gain on sale of securities	**793**	564	252
Net gain on sale of loans and leases	**769**	400	550
Bank owned life insurance	**2,019**	895	378
Commisions on sale of annuities and mutual funds	**883**	603	273
Other	**2,696**	1,471	1,666
Total non-interest income	**10,645**	6,514	5,578
Non-interest expense			
Salaries and benefits	**16,994**	13,673	12,353
Occupancy	**4,577**	3,438	3,275
Furniture and equipment	**1,327**	1,124	1,157
Advertising and promotion	**1,412**	1,295	1,251
Amortization of intangible assets	**360**	69	81
Other	**6,569**	5,464	4,756
Total non-interest expense	**31,239**	25,063	22,873
Income before income taxes	**23,984**	18,973	15,588
Income taxes	**7,618**	6,096	5,048
Net income	**$16,366**	$12,877	$10,540
Basic earnings per common share	**$1.39**	$1.31	$1.08
Diluted earnings per common share	**$1.36**	$1.30	$1.07

See notes to consolidated financial statements

All per share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Interchange Financial Services Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Twelve Months Ended December 31
(dollars in thousands, except per share data)

	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock	Capital Surplus	Treasury Stock	Total
Balance at January 1, 2001		$47,735	$526	$5,397	$21,077	$(12,751)	$61,984
Comprehensive income							
Net Income	$10,540	10,540					10,540
Other comprehensive income, net of taxes							
Unrealized gains on AFS debt securities	602						
Add: realized losses on disposition of securities	28						
Other comprehensive income, net of taxes	630		630				630
Comprehensive income	$11,170						
Dividends on common stock		(3,517)					(3,517)
Issued 22,320 shares of common stock in connection with Executive Compensation Plan					(14)	255	241
Exercised 13,226 option shares					(70)	152	82
Purchased 140,643 shares of common stock						(1,727)	(1,727)
Balance at December 31, 2001		54,758	1,156	5,397	20,993	(14,071)	68,233
Comprehensive income							
Net Income	$12,877	12,877					12,877
Other comprehensive income, net of taxes							
Unrealized gains on AFS debt securities	3,037						
Less: realized gains on disposition of securities	(597)						
Unrealized gains on equity securities	-						
Other comprehensive income, net of taxes	2,440		2,440				2,440
Comprehensive income	$15,317						
Dividends on common stock		(4,321)					(4,321)
Issued 21,069 shares of common stock in connection with Executive Compensation Plan					66	244	310
Exercised 25,158 option shares					(93)	291	198
Issued 107,877 shares of common stock in connection with the acquisition of certain assets and assumption of certain liabilities of Monarch Capital Corporation					131	1,244	1,375
Purchased 29,550 shares of common stoc						(432)	(432)
Balance at December 31, 2002		63,314	3,596	5,397	21,097	(12,724)	80,680
Comprehensive income							
Net Income	$16,366	16,366					16,366
Other comprehensive income, net of taxes							
Unrealized net gains on AFS debt securities	(474)						
Less: net gains on disposition of securities	(820)						
Unrealized gains on equity securities	137						
Minimum pension liability	(5)						
Other comprehensive income, net of taxes	(1,162)		(1,162)				(1,162)
Comprehensive income	$15,204						
Dividends on common stock		(4,970)					(4,970)
Issued 20,883 shares of common stock in connection with Executive Compensation Plan					109	245	354
Exercised 59,695 option shares					(155)	593	438
Issued 2,949,719 shares of common stock in connection with the acquisition of Bridge View Bancorp					52,180		52,180
Reacquired 35,959 shares in lieu of non-performing asset						(693)	(693)
Balance at December 31, 2003		**$74,710**	**$2,434**	**$5,397**	**$73,231**	**$(12,579)**	**$143,193**

See notes to consolidated financial statements

All per share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Interchange Financial Services Corporation

CONSOLIDATED STATEMENTS OF CASH FLOW

For the Years Ended December 31,
(in thousands)

	2003	2002	2001
Cash flows from operating activities			
Net income	**$ 16,366**	$ 12,877	$ 10,540
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**1,752**	1,446	1,486
Amortization of securities premiums	**4,643**	2,039	1,044
Accretion of securities discounts	**(315)**	(305)	(326)
Amortization of premiums in connection with acquisition	**1,033**	69	81
Provision for loan and lease losses	**1,815**	1,500	1,075
Increase in cash surrender value of Bank Owned Life Insurance	**(579)**	(895)	(378)
Net gain on sale of securities	**(1,208)**	(564)	(252)
Origination of loans held for sale	**(18,089)**	-	-
Sale of loans held for sale	**18,679**	-	-
Acceleration of premium amortization on certain collateralized mortgage obligations	**415**	-	
Net gain on sale of loans and leases	**(769)**	(400)	(550)
Net loss on sale of fixed assets	**10**	-	-
Net gain on sale of foreclosed real estate and repossessed assets	**(7)**	(40)	-
Decrease (increase) in operating assets			
Accrued interest receivable	**(1,225)**	(330)	443
Accounts receivable- leases sold	**-**	4,921	-
Deferred taxes	**1,672**	-	(185)
Other	**(4,080)**	(383)	(5,337)
(Decrease) increase in operating liabilities			
Accrued interest payable	**(322)**	(308)	(478)
Other	**(115)**	1,467	4,010
Cash provided by operating activities	**19,676**	21,094	11,173
Cash flows from investing activities			
(Payments for) proceeds from			
Net originations of loans and leases	**(904)**	(26,826)	(15,303)
Purchase of loans and leases	**(53)**	(14,967)	(18,760)
Sale of loans and leases	**3,176**	6,603	13,267
Purchase of securities available for sale	**(341,335)**	(131,069)	(99,767)
Maturities of securities available for sale	**122,581**	43,219	46,339
Sale of securities available for sale	**44,361**	21,867	19,348
Maturities of HTM securities	**8,900**	8,481	18,699
Sale of securities held to maturity	**-**	2,023	2,003
Purchase of HTM securities	**-**	-	(18,548)
Sale of foreclosed real estate and other repossessed assets	**141**	766	-
Purchase of fixed assets	**(1,242)**	(1,646)	(1,652)
Premium in connection with acquisition	**(90)**	(1,748)	-
Net cash proceeds from acquisition of Bridge View Bancorp	**19,439**	-	-
Purchase of Bank Owned Life Insurance	**-**	(5,000)	(15,000)
Sale of fixed assets	**-**	-	1,260
Cash used in investing activities	**(145,026)**	(98,297)	(68,114)
Cash flows from financing activities			
Proceeds from (payments for)			
Deposits in excess of withdrawals	**82,332**	89,189	57,623
Securities sold under agreements to repurchase and other borrowings	**147,734**	64,693	55,592
Retirement of securities sold under agreement to repurchase and other borrowings	**(103,014)**	(62,104)	(62,292)
Minimum pension liability, net of taxes	**(5)**	-	-
Dividends	**(4,970)**	(4,321)	(3,517)
Common stock issued	**354**	1,685	241
Treasury stock	**-**	(432)	(1,727)
Exercise of option shares	**438**	198	82
Cash provided by financing activities	**122,869**	88,908	46,002
(Decrease) increase in cash and cash equivalents	**(2,481)**	11,705	(10,939)
Cash and cash equivalents, beginning of year	**33,916**	22,211	33,150
Cash and cash equivalents, end of year	**$31,435**	$33,916	$22,211
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	**$14,052**	$17,786	$23,922
Income taxes	**9,003**	6,701	1,409
Supplemental disclosure of non-cash investing and financing activities:			
Loans transferred to foreclosed real estate and other repossessed assets	**188**	410	242
Stock issued for net assets purchased	**-**	1,375	-
Stock issued related to Bridge View acquisition	**52,180**	-	-

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

The following is a description of the business of Interchange Financial Services Corporation ("Interchange") and subsidiaries (collectively, the "Company") and its significant accounting and reporting policies used in the preparation of the consolidated financial statements:

Nature of Business

Interchange, a New Jersey business corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, whose principal subsidiary is Interchange Bank (the "Bank"), a New Jersey state bank and member of the Federal Reserve System. The Bank is principally engaged in the business of attracting commercial and retail deposits and investing those funds into commercial business and commercial mortgage loans as well as residential mortgage and consumer loans. When available funding exceeds loan demand, the Bank generally invests in debt securities. As a community bank operating in the northeast region of New Jersey (primarily Bergen County), the Bank is engaged in providing its customers a broad range of financial products and services, such as equipment leasing, mutual funds and annuities, brokerage services, conventional insurance, internet banking and title insurance.

Summary of Significant Accounting Policies

Principles of consolidation: The accompanying consolidated financial statements include the accounts of the Company, including its direct and indirect wholly-owned subsidiaries and its indirect subsidiary, Clover Leaf Management Realty Corporation, which is 99.0% owned by the Bank. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the financial statement presentation of 2003.

Use of estimates: The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates include the allowance for loan and lease losses, the fair value of financial instruments, goodwill, intangibles, and retirement benefits. Actual results could differ from those estimates.

Cash and cash equivalents: For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits and federal funds sold, with original maturities of three months or less.

Securities held-to-maturity and securities available-for-sale: Debt securities purchased with the intent and ability to hold until maturity are classified as securities held-to-maturity ("HTM") and are carried at cost, adjusted for the amortization of premiums and accretion of discounts. Management determines whether the security will be classified as HTM at the time of purchase.

All other securities, including equity securities, are classified as securities available-for-sale ("AFS"). Securities classified as AFS may be sold prior to maturity in response to, but not limited to, changes in interest rates, changes in prepayment risk or for asset/liability management strategies. These securities are carried at fair value and any unrealized gains and losses are reported, net of taxes, in accumulated other comprehensive income (loss) included in the consolidated statement of stockholders' equity. The estimated fair value for securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments. Gains and losses from the sale of these securities are determined using the specific identification method and are reported in non-interest income. The Company does not acquire securities for the purpose of engaging in trading activities.

Interest and dividends are accrued and credited to income as earned. Purchase premiums and discounts are recognized in interest income using the effective interest method over the term of the securities.

On a quarterly basis the investment portfolio is evaluated to determine if there are any securities with losses that are other than temporary. An other than temporary impairment charge on a security is recorded if it is determined that we are unable to recover all amounts due under the contractual obligations of the debt or if there is a permenant diminution of value of equity securities.

Loans and Leases: Loans and leases (herein referred to collectively as loans) are carried at the principal amounts outstanding, net of unearned discount and deferred loan origination fees and costs. Interest income is accrued and recognized as income when earned. Origination fees and certain direct loan origination costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to the yield. Mortgage loans held for sale are carried at lower of aggregate cost or market value. Gains and losses on loans sold are included in non-interest income. There were no loans held for sale at December 31, 2003 and 2002.

Direct finance leases have terms ranging from three to seven years. Under direct finance lease accounting, the balance sheet includes the gross minimum lease payments receivable, unguaranteed estimated residual values of the leased equipment, and capitalized indirect costs, reduced by unearned lease income. Income from syndicated leases are included in non-interest income.

The equipment lease residual values represent the expected proceeds from the sale of leased equipment at the end of the term of the lease and are determined on the basis of analyses prepared by the Bank's equipment leasing subsidiary, Interchange Capital Company L.L.C. ("ICC"), based upon professional appraisals, historical experience and industry data. Management reviews the estimated residual values on a periodic basis, and impairments in value, if any, are recognized as an immediate charge to income.

Loans are placed on nonaccrual status when principal or interest payments are in arrears 90 days or more and/or in the opinion of management the future collection of interest or principal according to contractual terms may be doubtful. Amounts previously accrued are evaluated for collectibility and if necessary previously recognized income is reversed. Interest income on nonaccrual loans is recognized on a cash basis, to the extent there is no doubt of the future collection of principal. Loans are returned to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and, in management's judgement, collection of the contractual principal and interest is no longer doubtful.

Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to contractual terms of the loan agreement. The

collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. All nonaccrual commercial and commercial mortgage loans as well as non-homogeneous one-to-four family residential mortgage loans and consumer loans are considered impaired.

The impairment of a commercial loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is utilized if a loan is collateral dependent or foreclosure is probable. One-to-four family residential mortgage loans and consumer loans with small balances are pooled together as homogeneous loans and, accordingly, are not covered by Statement of Financial Accounting Standards ("SFAS") No. 114 "Accounting by Creditors for Impairment of a Loan."

A loan is categorized as a troubled debt restructure if a significant concession to contractual terms is granted to the borrower due to deterioration in the financial condition of the borrower. Generally, a nonaccrual loan that is restructured remains on nonaccrual until the obligation is brought current and has performed for a period of time to demonstrate that the borrower can meet the restructured terms. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

Allowance for loan and lease losses: The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. Management's determination of the adequacy of the allowances is based on periodic evaluations of the loan portfolio and other relevant factors. The evaluations are inherently subjective as it requires material estimates including such factors as potential loss factors, changes in trend of non-performing loans, current state of local and national economy, value of collateral, changes in the composition and volume of the loan portfolio, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio. All of these factors may be susceptible to significant change. Also, the allocation of the allowance for credit losses to specific loan pools is based on historical loss trends and management's judgment concerning those trends.

The primary risks inherent in the loan portfolio are possible increases in interest rates, a decline in the economy, and a possible decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses, and future levels of provisions. To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods.

In addition to the allowance for credit losses, the Company maintains an allowance for unfunded loan commitments and letters of credit. This amount, reported as a liability on the Consolidated Balance Sheet, is determined using estimates of the probability of losses related to those credit exposures.

Premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Premises and equipment are depreciated over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease, if shorter. Estimated lives are 30 to 40 years for premises and 3 to 20 years for furniture and equipment. Maintenance and repairs are charged to expenses as incurred, while renewals and major improvements are capitalized.

Foreclosed assets: Foreclosed assets consist of real estate and other repossessed assets and are carried at the lower of cost or estimated fair value, less estimated selling costs, at time of foreclosure or repossession. When an asset is acquired, the excess of the carrying amount over fair value, if any, is charged to the ALLL. Subsequent valuations are performed periodically and the carrying value is adjusted by a charge to foreclosed asset expense to reflect any subsequent declines in the estimated fair value. As a result, further declines in the asset values may result in increased foreclosed asset expense. Routine holding costs are charged to foreclosed asset expense as incurred.

Business Combinations: In business combinations accounted for using the purchase method of accounting, the assets and liabilities of the companies acquired are recorded at their estimated fair value at the date of acquisition and include the results of operations of the acquired business from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired is recognized as goodwill.

Goodwill and Intangibles: With the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill is no longer amortized to expense, but rather is tested for impairment periodically. Other intangible assets are amortized to expense using straight-line methods over their respective estimated useful lives. At least annually, and on an interim basis when conditions require, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. An impairment is measured on a discounted future cash flow basis and a charge is recognized in the period that the asset has been deemed to be impaired. At the date of adoption, there was no unamortized goodwill.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the period(s) in which the deferred tax asset or liability is expected to be settled or realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period in which the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

Earnings per common share: Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Segment Reporting: SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"), requires disclosures for each reportable operating segment. As a community-oriented

financial institution, substantially all of the Company's operations entail the delivery of loan and deposit products and various other financial services to customers in its primary market area, which is Bergen County, New Jersey. The Company's community-banking operation constitutes the Company's only operating segment for financial reporting purposes under SFAS No. 131.

Treasury Stock: The Company records common stock purchased for treasury at cost. At the date of subsequent reissuance, the treasury stock account is reduced by the average cost of such stock.

Stock-Based Compensation: At December 31, 2003, the Company has stock-based employee compensation plans, which are described more fully in Note 12 Stock Option and Incentive Plan. The Company accounts for these plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation expense has been reflected in net income for stock options as all rights and options to purchase the Company's stock granted under these plans had an exercise price equal to the market value of the underlying stock on the date of grant. A table, which illustrates the income from continuing operations and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, to stock-based employee compensation plans, is described more fully in Note 13 "Stock Option and Incentive Plan".

Recently issued accounting pronouncements: In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 on January 1, 2003. The Company does not expect to change to using the fair value based method of accounting for stock-based employee compensation; and therefore, the adoption of SFAS No. 148 impacts only the disclosures, not the financial results, of the Company.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ARB 51." FIN 46 addresses consolidation by business enterprises of variable interest entities ('VIE'). FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. The provisions are effective for any new entities that are originated subsequent to January 31, 2003. On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46-R"). The Company has adopted FIN 46-R as the method used for evaluating whether or not VIEs must be consolidated as of December 26, 2003. The adoption of FIN 46 and 46-R did not have an impact on the consolidated financial statements.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This Statement is effective for contracts entered into or modified after June 30, 2003, except for contracts that relate to SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the financial position or results of operations of the Company.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), which establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the financial position or results of operations of the Company because the Company does not have any financial instruments that have characteristics of both liabilities and equity.

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). The revised SFAS 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, benefit costs and other relevant information. The Company has included the new disclosures that are required for financial statements of annual periods ending after December 15, 2003.

Note 2. Acquisitions

On April 30, 2003, the Company completed it's acquisition of Bridge View Bancorp ("Bridge View"), a Bergen County-based bank holding company with eleven locations. As of that date Bridge View had approximately $291 million of total assets, $184 million of loans and $259 million of deposits. The aggregate purchase price paid to Bridge View shareholders was approximately $85.7 million and consisted of approximately 2.9 million shares of the Company's common stock with an approximate market value of $52.2 million based upon the average closing price three days prior to and after the acquisition date and $33.5 million in cash. The transaction was accounted for as a purchase and the cost in excess of net assets acquired of approximately $58.7 million was allocated to net identified intangibles of approximately $4.3 million and goodwill of approximately $54.4 million.

The following is a reconciliation of the purchase price paid by the Company for Bridge View: (in thousands)

Cash and due from banks	$ 49,555
Federal funds sold	7,000
Investments	39,907
Loans	183,845
Premises and equipment	10,222
Intangible assets	4,295
Accounts receivable and other assets	839
Non-interest bearing accounts	(85,353)
Interest bearing deposits	(173,627)
Accounts payable and other liabilities	(5,338)
Fair value net assets acquired	31,345
Purchase price	85,731
Goodwill	$ 54,386

The following unaudited pro forma condensed consolidated statements of income for the years ended December 31, 2003 and 2002 give effect to the merger as if the merger had been consummated on either January 1, 2003 or 2002.

The unaudited pro forma information is not necessarily indicative of the results of operations in the future or the results of operations, which would have been realized had the merger been consummated during the periods or as of the dates for which the unaudited pro forma information is presented.

Interchange Financial Services Corporation and Subsidiaries
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,	
	2003 (unaudited) Pro Forma	2002 (unaudited) Pro Forma
Interest income	**$64,585**	$69,255
Interest expense	**14,491**	18,975
Net interest income	**50, 094**	50,280
Provision for loan and lease losses	**1,830**	2,070
Net interest income after provision for loan and lease losses	**48,264**	48,210
Non-interest income	**11,429**	9,036
Non-interest expense		
Salaries and benefits	**18,489**	18,075
Occupancy and FF&E	**6,521**	6,377
Other expenses	**9,054**	9,867
	34,064	34,319
Net income before taxes	**25,629**	22,927
Income Taxes	**8,254**	7,699
Net income	**$17,375**	$15,228
Earnings per common share:		
Basic	**1.36**	1.19
Diluted	**1.34**	1.18

On January 16, 2002, the Company acquired certain assets and assumed certain liabilities of Monarch Capital Corporation ("Monarch"). In this asset purchase transaction, the Company acquired certain loans and leases valued at approximately $12.8 million. In addition, the Company assumed certain liabilities (borrowings) of Monarch, valued at approximately $12.7 million, which had been used to fund the loans and leases. The total purchase price was $1.6 million which was paid in cash and 71,918 in shares of Company stock with an approximate market value of $917 thousand subject to certain adjustments. The cost in excess of net assets acquired resulted in goodwill of approximately $1.5 million.

Note 3. Restrictions on Cash and Due from Banks

The Bank is required to maintain a reserve balance with the Federal Reserve Bank of New York based upon the level of its deposit liability. The average amount of this reserve balance for 2003 and 2002 was approximately $1.7 million and $775 thousand, respectively.

Note 4. Securities Held-to-Maturity and Securities Available-for-Sale

Securities held-to-maturity and securities available-for-sale consist of the following: (in thousands)

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities held-to-maturity				
Mortgage-backed securities	$ 9,850	$ 330	$ 1	$ 10,179
Obligations of states & political subdivisions	9,257	787	-	10,044
	$ 19,107	$1,117	$ 1	$ 20,223
Securities available-for-sale				
Obligations of U.S. Treasury	$6,032	$5	$2	$ 6,035
Mortgage-backed securities	112,981	1,363	157	114,187
Obligations of U.S. agencies	271,339	2,583	762	273,160
Obligations of states & political subdivisions	33,849	1,257	68	35,038
Equity securities	4,396	137	-	4,533
	428,597	5,345	989	432,953
Total securities	$447,704	$6,462	$990	$453,176

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities held-to-maturity				
Mortgage-backed securities	$ 16,437	$ 667	$ -	$ 17,104
Obligations of U.S. agencies	1,991	68	-	2,059
Obligations of states & political subdivisions	9,664	663	-	10,327
Other debt securities	100	-	-	100
	28,192	$1,398	-	29,590
Securities available-for-sale				
Mortgage-backed securities	101,028	1,778	201	102,605
Obligations of U.S. agencies	91,577	3,982	-	95,559
Obligations of states & political subdivisions	21,382	889	52	22,219
Equity securities	3,937	-	-	3,937
	217,924	6,649	253	224,320
Total securities	$246,116	$8,047	$253	$253,910

At December 31, 2003, the contractual maturities of securities held-to-maturity and securities available-for-sale are as follows: (in thousands)

	Securities Held-to-Maturity		Securities Available-for-Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$ 5,741	$ 5,951	$ 77,204	$ 77,410
After 1 but within 5 years	6,634	6,945	309,449	312,219
After 5 but within 10 years	4,711	5,174	19,813	20,040
After 10 years	2,021	2,153	17,735	18,751
Equity securities	-	-	4,396	4,533
Total	$19,107	$20,223	$428,597	$432,953

Proceeds from the sale of securities available-for-sale amounted to $44.4 million, $21.9 million and $19.3 million for the years ended December 31, 2003, 2002 and 2001, respectively, which resulted in *gross realized gains* of $1.3 million, $573 thousand and $141 thousand for those periods, respectively. Gross realized losses from the sale of securities available-for-sale amounted to $71 thousand, $33 thousand and $19 thousand in 2003, 2002 and 2001, respectively. These amounts are included in net gain on sale of securities in the Consolidated Statements of Income.

Proceeds from the sale or call of securities held to maturity amounted to $275 thousand for the year ended December 31, 2003 and $2.0 million for each of the years ended December 31, 2002 and 2001, respectively. These security transactions resulted in no gains for 2003 and realized gains of $24 thousand and $130 thousand for 2002 and 2001, respectively. The securities were either scheduled to mature within 3 months or were called before maturity.

During 2003, the Company recognized an other than temporary impairment charge of $415 thousand from the acceleration of premium amortization on certain collateralized mortgage obligations. The acceleration of premium amortization was largely driven by the historically high mortgage prepayment speeds due to the low interest rate environment. These amounts are included in net gain on sale of securities in the Consolidated Statements of Income.

The investment portfolio is evaluated at least quarterly to determine if there are any securities with losses that are other than temporary. One criteria in assessing for an other than temporary impairment charge is if a security has an unrealized loss that exceeds one year. At December 31, 2003, the Company had $6.2 million of securities with unrealized losses of $13 thousand that were in excess of one year. It is expected that the Company will recover all amounts due under the contractual obligations of those securities and as such, no other than temporary impairment charge was necessary.

Securities with carrying amounts of $46.1 million and $58.6 million at December 31, 2003 and 2002, respectively, were pledged for public deposits, Federal Home Loan Bank advances, securities sold under repurchase agreements and other purposes required by law.

Note 5. Loans

The composition of the loan portfolio is summarized as follows: (in thousands)

	December 31,	
	2003	2002
Real estate		
Residential	**$240,901**	$231,580
Commercial	**330,040**	222,628
Construction	**31,077**	11,359
Commercial		
Commercial and financial	**149,462**	104,542
Lease financing	**28,440**	26,356
Consumer		
Lease financing	**12,416**	15,969
Installment	**4,245**	3,207
	796,581	615,641
Allowance for loan and lease losses	**(9,641)**	(7,207)
Net loans	**$786,940**	$608,434

Loans are net of unearned income and deferred fees of $6.1 million and $8.7 million at December 31, 2003 and 2002 respectively.

Nonperforming loans include loans which are accounted for on a nonaccrual basis and troubled debt restructurings.

Nonperforming loans are as follows: (in thousands)

	December 31,	
	2003	2002
Nonaccrual loans		
Residential real estate	**$1,364**	$ 495
Commercial real estate	**1,603**	1,780
Commercial and financial	**2,858**	1,300
Commercial lease financing	**2,365**	2,357
Consumer	**380**	31
	$8,570	$5,963
Troubled debt restructurings		
Commercial and financial	**-**	-
Total nonperforming loans	**$8,570**	$5,963

At December 31, 2003, 2002 and 2001, there were no loans or leases on which interest is accruing and included in income, but which were contractually past due 90 days or more as to principal or interest payments. Interest income that would have been recorded during the year on nonaccrual loans outstanding at year-end in accordance with original terms amounted to $773 thousand, $576 thousand and $231 thousand for the years ended December 31, 2003, 2002 and 2001, respectively. Interest income included in net income during the year on loans currently classified as nonaccrual loans outstanding at year-end amounted to $353 thousand, $321 thousand and $143 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.

While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 10% of its total loans and unfunded commitments.

Certain officers and directors of the Company and their affiliated companies are customers of and are engaged in transactions with the Company in the ordinary course of business on substantially the same terms as those prevailing with other non-affiliated borrowers and suppliers.

The following table summarizes activity with respect to these loans: (in thousands)

	Years Ended December 31,	
	2003	2002
Balance at beginning of year	**$5,135**	$6,133
Additions	**-**	-
Reductions	**(1,043)**	(998)
Balance at end of year	**$4,092**	$5,135

Note 6. Allowance for Loan and Lease Losses

The Company's recorded investment in impaired loans is as follows: (in thousands)

	December 31,			
	2003		2002	
	Investment in Impaired Loans	**Related Allowance for Loan Losses**	Investment in Impaired Loans	Related Allowance for Loan Losses
Impaired loans				
With a related allowance for loan losses				
Commercial and financial	**$2,864**	**$463**	$1,104	$128
Commercial real estate	**1,603**	**40**	1,780	45
Residential real estate	**816**	**122**	-	-
Without a related allowance for loan losses	**-**	**-**	-	-
	$5,283	**$625**	$2,884	$173

The impairment of the above loans was measured based on the fair value of collateral.

The following table sets forth certain information about impaired loans: (in thousands)

	Years Ended December 31,	
	2003	2002
Average recorded investment	**$4,711**	$3,166
Interest income recognized during time period that loans were impaired, using cash-basis method of accounting	**$198**	$160

Changes in the allowance for loan and lease losses are summarized as follows: (in thousands)

	Year Ended December 31,		
	2003	2002	2001
Balance at beginning of year	**$7,207**	$6,569	$6,154
Additions (deductions)			
Provision charged to operations	**1,815**	1,500	1,075
Bridge View acquired allowance	**1,929**	-	-
Recoveries on loans previously charged off	**46**	64	304
Loans charged off	**(1,356)**	(926)	(964)
Balance at end of year	**$9,641**	$7,207	$6,569

Note 7. Premises and Equipment, net

Premises and equipment are summarized as follows: (in thousands)

	Years Ended December 31,	
	2003	2002
Land	**$ 6,028**	$ 1,698
Buildings	**6,880**	2,195
Furniture, fixtures and equipment	**8,939**	7,785
Leasehold improvements	**11,124**	10,016
	$32,971	$21,694
Less: accumulated depreciation and amortization	**12,628**	11,182
Net book value	**$20,343**	$10,512

Note 8. Goodwill and Other Intangibles

At December 31, 2003 gross intangible assets amounted to $4.6 million and accumulated amortization amounted to $430 thousand. At December 31, 2002, gross intangible assets amounted to $300 thousand and accumulated amortization amounted to $69 thousand. Amortization of intangible assets as a result of acquisitions, which is included in non-interest expense, amounted to $360 thousand, and $69 thousand for the year ended December 31, 2003 and 2002, respectively. During the second quarter, the Company recorded a core deposit intangible of $4.3 million in connection with the Bridge View merger. The core deposit intangible has an estimated life of 10 years and the Company amortized $286 thousand for the year ended December 31, 2003. The core deposit intangible will be periodically reviewed for impairment. In addition, the Company recorded goodwill of $54.4 million in connection with the Bridge View merger, which is not deductible for tax purposes. The goodwill will be tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

At December 31, 2003 the scheduled amortization of the core deposit intangible is as follows:

2004	$ 430
2005	430
2006	430
2007	430
2008 and thereafter	2,289
Total	**$4,009**

Note 9. Deposits

Deposits are summarized as follows: (in thousands)

	December 31,	
	2003	2002
Non-interest bearing demand deposits	**$ 223,745**	$118,578
Interest bearing demand deposits	**446,786**	323,998
Money market deposits	**84,162**	55,372
Savings deposits	**120,136**	80,300
Time deposits	**281,969**	237,424
Total	**$1,156,798**	$815,672

At December 31, 2003 and 2002, the carrying amounts of certificates of deposit that individually exceed $100,000 amounted to $16.6 million and $26.7 million, respectively. Interest expense relating to certificates of deposit that individually exceed $100,000 was approximately $850 thousand, $1.0 million, and $1.5 million in 2003, 2002, and 2001, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows: (in thousands)

2004	$255,069
2005	20,916
2006	3,399
2007	1,252
2008	1,333
Total	**$281,969**

Note 10. Securities Sold Under Agreements to Repurchase and Short-term Borrowings

Securities sold under agreements to repurchase and short-term borrowings are summarized as follows: (in thousands)

	December 31,	
	2003	2002
Securities sold under agreements to repurchase	**$15,618**	$17,390
Federal Home Loan Bank overnight advances	**46,491**	-
	$62,109	$17,390
Average balance outstanding	**$17,875**	$19,119
Average interest rate	**1.59%**	3.63%
Maximum amount borrowed	**$48,110**	$30,607

Securities sold under agreements to repurchase mature within one year. In addition, the Bank has an additional $51.8 million available under its line of credit agreement through its membership in the Federal Home Loan Bank ("FHLB") of New York.

Note 11. Long-term Borrowings

Long term borrowings consist of one FHLB advance of $10 million. The borrowing has a fixed rate of 4.22%, matures in January 2007 and is collateralized by U.S. Treasury and U.S. agency securities. The FHLB has an option to call the advance on a quarterly basis if the 3-month LIBOR resets above 7.50%.

Note 12. Benefit Plans

In 1993, the Bank established a non-contributory defined benefit pension plan covering all eligible employees (the "Pension Plan"). The funding policy is to contribute an amount that is at least the minimum required by law. The plan assets are invested through an unaffiliated trust company in a fixed income and equity (balanced) fund. The investment strategy of the fund is to hold 60% to 70% in stocks and the rest in fixed income securities. The fund performance is reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. Retirement income is based on years of service under the Pension Plan and, subject to certain limits, on final average compensation. Effective January 1, 1994, the Bank established a supplemental plan covering all eligible employees (the "Supplemental Plan") that provides for retirement income that would have been paid but for the limitation under the qualified Pension Plan.

Effective August 1, 1994, the Company established a retirement plan for all directors of the Bank who are not employees of Interchange or of any subsidiary or affiliate of Interchange (the "Directors' Plan"). As a part of this Directors' Plan, the Company contributes annually to a life insurance policy or annuity contract for each director with 5 years or more of service, as follows:

Years of Service	Amount Contributed
6	$5,000
7	6,000
8	7,000
9	8,000
10	9,000
11 or more	10,000

The Company owns the life insurance policies or annuity contracts. Retirement income to a director who has completed five years of service through ten years of service will be based on the cash value of the life insurance policy or annuity contract. After ten years of service, the retirement income will be based on the greater of the cash value of the life insurance policy or annuity contract or an amount determined by multiplying the Bank's standard annual retainer fees at the director's retirement date by the director's years of service.

Pursuant to the Directors' Plan, as amended from time to time, a director who has been on the board at least five years is entitled to receive upon retirement an amount equal to the standard annual retainer (currently $10,000) being paid to directors multiplied by the director's years of service on the board, multiplied by the director's vested percentage. Vesting occurs in 20% increments commencing in year six and ending in year ten at which time a director becomes fully vested.

Notwithstanding the foregoing, the benefits payable to a participant who was a participant on January 1, 2002 shall not be less than the greater of (i) or (ii) below: (i) the benefits such participant had accrued as of such date under the terms and provision of the Directors' Plan in effect prior to the January 1, 2002 amendment, or (ii) the cash value of any life insurance policy that was purchased and owned by the Company or one of its subsidiaries prior to the plan amendment. The benefit may be paid in a lump sum or paid out in five annual installment payments at the election of the participant.

Net pension cost of each plan consists of the following: (in thousands)

	Pension Plan			Supplemental Plan			Directors' Plan		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Service cost	**$490**	$331	$249	**$29**	$25	$19	**$ 85**	$ 72	$ 49
Interest cost	**181**	150	116	**21**	19	14	**114**	98	94
Expected return on plan assets	**(124)**	(120)	(100)	-	-	-	-	-	-
Amortization of prior service cost	**2**	2	-	**2**	3	8	-	-	-
Recognized net actuarial gain	**1**	-	(18)	-	-	(7)	-	-	-
Net periodic benefit cost	**$550**	$363	$247	**$52**	$47	$34	**$199**	$170	$143

The following table sets forth the funded status, as of December 31, the measurement date, of each plan and amounts recognized in the Company's Consolidated Balance Sheets and the major assumptions used to determine these amounts: (dollars in thousands)

	Pension Plan		Supplemental Plan		Directors' Plan	
	2003	2002	**2003**	2002	**2003**	2002
Change in pension obligation						
Pension obligation at beginning of year	**$ 2,962**	$ 2,000	**$ 352**	$ 288	**$ 1,555**	$ 1,411
Service cost	**490**	331	**29**	25	**85**	72
Interest cost	**181**	150	**21**	19	**114**	98
Acquisition of Bridge View Plan	-	-	-	-	**376**	-
Actuarial (gain) loss	**23**	513	**(21)**	20	**(29)**	(26)
Benefits paid	**(30)**	(32)	-	-	-	-
Pension obligation at end of year	**3,626**	2,962	**381**	352	**2,101**	1,555
Change in plan assets						
Fair value of plan assets at beginning of year	**1,397**	1,401	-	-	-	-
Actual gain (loss) on plan assets	**320**	(107)	-	-	-	-
Employer contribution	**293**	135	-	-	-	-
Benefits paid	**(30)**	(32)	-	-	-	-
Fair value of plan assets at end of year	**1,980**	1,397	-	-	-	-
Funded Status	**(1,646)**	(1,565)	**$(381)**	(352)	**(2,100)**	(1,555)
Unrecognized net actuarial (gain) loss	**289**	463	**32**	53	**(120)**	(91)
Unrecognized prior service cost	**28**	30	**16**	19	-	-
Accrued pension cost	**$(1,329)**	$(1,072)	**$(333)**	$(280)	**$(2,220)**	$(1,646)
Weighted-average assumptions [1]						
Discount rate for net periodic benefit cost	**6.50%**	7.25%	**6.50%**	7.25%	**6.50%**	7.25%
Discount rate for benefit obligations	**6.25**	6.50	**6.25**	6.50	**6.25**	6.50
Expected return on plan assets	**8.00**	8.00	**8.00**	8.00	**8.00**	8.00
Rate of compensation increase	**5.00**	5.00	**N/A**	N/A	**N/A**	N/A

(1) Weighted average assumptions were applied at the beginning of the period.

Other Balance Sheet Amounts

The following amounts are included in the Consolidated Balance Sheets for December 31: (in thousands)

	2003	2002
Accrued benefit cost	**$(3,882)**	$(2,998)
Intangible assets	**16**	-
Accumulated other comprehensive income	**10**	-
Net amount recognized	**$(3,856)**	$(2,998)

The accumulated benefit obligation for all defined benefit pension plans was $4.9 million and $3.7 million at December 31, 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets: (in thousands)

	2003	2002
Projected benefit obligation	**$6,108**	$4,869
Accumulated benefit obligation	**$4,899**	$3,730
Fair value of plan assets	**$1,980**	$1,397

In 1976, the Bank established a Capital Investment Plan (the "Investment Plan") which permits employees to make basic contributions up to 4% of base compensation. In 1998, the Investment Plan was amended to permit employees to make basic contributions up to 6% of base compensation. Additional contributions up to 10% of compensation may be made when coupled with basic contributions. Under the Investment Plan, the Bank provides a matching contribution equal to 50% of the basic contribution of each participant. The Investment Plan offers employees a choice of 9 investment funds ranging from conservative to aggressive. Both employee and bank matching contributions are invested in these funds according to the employees' elections. The investment choices are administered by an unaffiliated trust company.

The fund options are reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. In addition, the Bank makes a fixed contribution on behalf of each participant equal to 1% of such participant's base compensation, which is in the form of Interchange common stock. The Bank's contribution to the Investment Plan amounted to $347 thousand, $281 thousand and $236 thousand in 2003, 2002 and 2001, respectively.

Note 13. Stock Option and Incentive Plan

In 1989, the Company adopted a stock option plan, retitled the Stock Option and Incentive Plan of 1997 (the "Stock Plan"), that covers certain key employees. Under this plan, as amended, options to purchase a maximum of 1,384,313 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Pursuant to the Stock Plan, incentive stock options or non-qualified stock options may be granted to employees.

In 2000, the Company adopted a stock option plan, titled "Outside Director's Incentive Compensation Plan" (the "Director's Stock Plan") that covers those members of the Board of Directors of the Company who have not served as a full-time employee of the Company or any of its subsidiaries during the prior twelve-month period. Under this plan, options to purchase a maximum of 150,000 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Only non-qualified stock options are granted under the Director's Stock Plan.

The status of options granted under the Stock Plan and Director's Stock Plan as of December 31, and changes during each of the three years then ended is summarized below:

The following table summarizes information about options outstanding under the Stock Plan and Director's Stock Plan at December 31, 2003:

	2003		2002		2001	
Incentive Stock Options	**Options**	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	**449,016**	**$11.75**	343,992	$ 10.36	277,094	$10.06
Granted	**172,500**	**17.00**	133,875	14.70	94,500	10.79
Exercised	**(65,296)**	**8.84**	(20,660)	7.34	(13,226)	6.17
Forfeited	**-**	**-**	(8,191)	12.62	(14,376)	11.24
Outstanding at December 31	**556,220**	**$13.72**	449,016	$ 11.75	343,992	$10.36
Options exercisable at December 31	**266,970**	**$11.61**	332,141	$ 11.06	184,733	$9.88
Weighted-average fair value of options granted during the year ended December 31 (per option)		**$4.11**		$4.00		$2.85

	2003		2002		2001	
Non-Qualified Stock Options	**Options**	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	**45,000**	**$13.54**	33,000	$ 10.70	16,500	$9.33
Granted	**18,000**	**17.70**	16,500	18.33	16,500	12.07
Exercised	**(4,500)**	**10.94**	(4,500)	10.24	-	-
Forfeited	**-**	**-**	-	-	-	-
Outstanding at December 31	**58,500**	**$15.02**	45,000	$ 13.54	33,000	$10.70
Options exercisable at December 31	**24,000**	**$12.18**	12,000	$ 10.24	5,495	$9.33
Weighted-average fair value of options granted during the year ended December 31 (per option)		**$4.61**		$5.04		$2.67

All per share data and averages shares were restated to reflect a 3 for 2 stock split declared on May 23, 2002 and paid on July 12, 2002.

The following table summarizes information about options outstanding under the Stock Plan and Director's Stock Plan at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
Incentive Stock Options					
$ 5 - $10	7,944	2.28	$5.57	7,944	$5.57
$10 - $15	375,776	6.66	12.39	259,026	11.79
$15 - $20	172,500	9.09	17.00	-	-
	556,220			266,970	
Non-Qualified Stock Options					
$5- $10	10,500	6.33	9.33	10,500	9.33
$10 - $15	14,000	7.38	12.07	8,500	12.07
$15 - $20	34,000	8.85	18.00	5,000	18.33
	58,500			24,000	
Total	614,720			290,970	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of 2.14%, 2.37%, 2.66%; expected volatility of 24.69%, 25.12% and 22.02%; risk-free interest rate of 3.39%, 4.65% and 5.03%; and expected lives of 7 years. The effects of applying these assumptions in determining the pro-forma net income may not be representative of the effects on pro-forma net income for future years.

If compensation cost for the Stock Plan and Director's Stock Plan awards had been measured based on the fair value of the stock options awarded at the grant dates, net income and diluted earnings per common share would have been reduced to the pro-forma amounts below for the years ended December 31: (in thousands, except share data)

	2003	2002	2001
Net Income			
As reported	**$16,366**	$12,877	$10,540
Less: Total stock-based compensation expense determined under the fair value method for all rewards, net of related tax effects	**408**	120	89
Pro-forma	**$15,958**	$12,757	$10,451
Diluted earnings per common share			
As reported	**$1.36**	$1.30	$1.07
Less: Total stock-based compensation expense determined under the fair value method for all rewards, net of related tax effects	**0.03**	0.02	-
Pro-forma	**$1.33**	$1.28	$1.07

All per share data and average shares were restated to reflect a 3 for 2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Stock-based compensation

Pursuant to the Stock Plan, key employees may be awarded restricted shares of Interchange common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period. The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2003, 2002 and 2001.

Restricted Stock Awards	2003	2002	2001
Outstanding at beginning of year	**39,124**	38,250	34,805
Granted	**20,883**	21,070	22,320
Vested	**(19,477)**	(20,196)	(18,875)
Forfeited	-	-	-
Outstanding at end of year	**40,530**	39,124	38,250

The amount of compensation cost related to restricted stock awards included in salary expense in 2003, 2002 and 2001 amounted to $237 thousand, $196 thousand and $185 thousand, respectively.

Note 14. Stockholders' Equity and Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital levels that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and the Bank's classification, under the regulatory framework for prompt corrective action, are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Management believes that as of December 31, 2003 the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Reserve categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's capital amounts and ratios are as follows: (dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
The Company	**$91,694**	**10.46%**	**$70,146**	**8.00%**	**N/A**	**N/A**
The Bank	**91,358**	**10.35%**	**70,637**	**8.00%**	**88,296**	**10.00%**
Tier 1 Capital (to Risk Weighted Assets):						
The Company	**81,913**	**9.34%**	**35,073**	**4.00%**	**N/A**	**N/A**
The Bank	**81,576**	**9.24%**	**35,319**	**4.00%**	**52,978**	**6.00%**
Tier 1 Capital (to Average Assets):						
The Company	**81,913**	**6.24%**	**39,367**	**3.00%**	**N/A**	**N/A**
The Bank	**81,576**	**6.22%**	**39,318**	**3.00%**	**65,530**	**5.00%**
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
The Company	$82,658	13.33%	$49,619	8.00%	N/A	N/A
The Bank	80,813	13.00%	49,714	8.00%	$62,143	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
The Company	75,451	12.16%	24,809	4.00%	N/A	N/A
The Bank	73,606	11.84%	24,857	4.00%	37,286	6.00%
Tier 1 Capital (to Average Assets):						
The Company	75,451	8.12%	27,864	3.00%	N/A	N/A
The Bank	73,606	7.92%	27,868	3.00%	46,446	5.00%

Shares of common stock

On April 26, 2001, the Board of Directors of Interchange authorized a program to repurchase up to 450,000 shares of Interchange's outstanding common stock on the open market or in privately negotiated transactions. No shares were repurchased during 2003 and as of December 31, 2003, the Company had purchased 170,193 shares at a total cost of approximately $2.2 million under the authorized program. The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, restricted stock awards under the Stock Plan and other general corporate purposes.

The following table summarizes the activity in common shares: (in thousands)

	Shares Issued	Shares in Treasury
Balance at December 31, 2001	9,691	1,221
Purchase of treasury stock	(30)	30
Issuance of stock from treasury	154	(154)
Balance at December 31, 2002	9,815	1,097
Required shares in lieu of non-performing assets	(36)	36
Issuance of stock from treasury	81	(81)
Issuance of stock for Bridge View Bancorp acquisition	2,950	-
Balance at December 31, 2003	**12,810**	**1,052**

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.15.

Note 15. Earnings Per Common Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31 are as follows: (in thousands, except per share data)

	2003			2002			2001		
	Income	**Weighted Average Shares**	**Per Share Amount**	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Common Share									
Net income available to common shareholders	**$16,366**	**11,816**	**$1.39**	$12,877	9,809	$1.31	$10,540	9,779	$1.08
Effect of Dilutive Shares									
Weighted average shares if converted		**175**			124			45	
Diluted Earnings per Common Share									
Net income available to common shareholders	**$16,366**	**11,991**	**$1.36**	$12,877	9,933	$1.30	$10,540	9,824	$1.07

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Note 16. Other Non-interest Expense

Expenses included in other non-interest expense which exceed one percent of the aggregate of total interest income and non-interest income for the years ended December 31, are as follows: (in thousands)

	2003	2002	2001
Professional fees	**$1,568**	$1,458	$1,240
Data Processing	**933**	639	568
All other	**4,068**	3,367	2,948
	$6,569	$5,464	$4,756

Note 17. Income Taxes

Income tax expense for the years ended December 31, is summarized as follows: (in thousands)

		2003	2002	2001
Federal:	current	**$5,711**	$6,586	$4,908
	deferred	**1,461**	(732)	(96)
State:	current	**34**	242	236
	deferred	**412**	-	-
		$7,618	$6,096	$5,048

The effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, are as follows: (in thousands)

	2003	2002
Deferred tax assets		
Excess of book over tax allowance for loan and lease losses	**$4,242**	$2,468
Excess of book over tax depreciation	**21**	280
Excess of book over tax provision for benefit plan expense	**1,773**	1,038
Core deposit premium	**261**	195
Other	**551**	448
Total deferred tax assets	**6,848**	4,429
Deferred tax liabilities		
Unrealized gains - securities available for sale	**1,779**	2,175
Dividend on REIT	**2,456**	247
Excess of tax over book for leasing originations	**858**	-
Premium related to Bridge View acquisition	**2,238**	-
Other	**363**	372
Total deferred tax liabilities	**7,694**	2,794
Net deferred tax (liability) asset	**$ (846)**	$1,635

The provision for income taxes differs from the expected statutory provision as follows:

	December 31,		
	2003	2002	2001
Expected provision at statutory rate	**35%**	35%	35%
Difference resulting from:			
State income tax, net of federal benefit	**2**	1	1
Interest income exempt from federal taxes	**(2)**	(2)	(2)
Bank owned life insurance	**(3)**	(2)	(1)
Other	**(-)**	(-)	(1)
	32%	32%	32%

Note 18. Restrictions of Subsidiary Bank Dividends

Under New Jersey law, the Bank may declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital. At December 31, 2003, undistributed net assets of the Bank were $141.6 million of which $78.8 million was available for the payment of dividends. In addition, payment of dividends is limited by the requirement to meet the capital guidelines issued by the Board of Governors of the Federal Reserve System.

Note 19. Commitments and Contingent Liabilities

The Company has contingent liabilities and outstanding commitments that include agreements to extend credit which arise in the normal course of business and which are not shown in the accompanying financial statements.

Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. They are issued primarily to support performance bonds. Both arrangements have credit risks essentially the same as that involved in extending loans to customers and are subject to the normal credit policies of the Company. At December 31, 2003 the Company had a reserve of $140 thousand recorded as a liability for potential losses associated with off balance sheet arrangements.

A summary of commitments to extend credit at December 31, are summarized as follows: (in thousands)

	2003	2002
Home equity loans	**$89,249**	$64,346
Other loans	**128,045**	90,156
Standby letters of credit	**3,534**	1,127
	$220,828	$155,629

The following table illustrates the Company's accounting for, and disclosure of, the issuance of certain types of guarantees as required under FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others".

Nature of the guarantee	Maximum potential amount of future payments	Carrying amount of the liability
Standby letters of credit	**$3,534**	$ -

Standby letters of credit are typically underwritten for terms of less than one year and are fully collateralized by either cash or indirectly secured by a line of credit, which is collateralized by real estate, receivables or other liquid collateral.

The minimum annual rental under non-cancelable operating leases for premises and equipment, exclusive of payments for maintenance, insurance and taxes, is summarized as follows: (in thousands)

2004	$2,409
2005	2,350
2006	2,039
2007	1,871
2008	1,609
thereafter	7,669
Total minimum lease payments	$17,947

Rent expense for all leases amounted to approximately $2.3 million, $1.7 million and $1.5 million in 2003, 2002, and 2001, respectively. The Company leases its operations facilities from an affiliated company of a director. The lease expires in October 2007 and provides that the annual minimum rent of approximately $84 thousand. Rent expense paid was approximately $62 thousand and $51 thousand in 2003 and 2002, respectively.

Two directors of the Company provided legal services through affiliated firms. Fees paid for these services amounted to approximately $356 thousand, $296 thousand, and $309 thousand in 2003, 2002, and 2001, respectively. In addition, a director provided certain real estate appraisal services through an affiliated firm. Fees paid for these services amounted to approximately $8 thousand in 2003. The Company also obtained insurance from an affiliated agency of a director. Total costs associated with the policies purchased through the agency were approximately $17 thousand in 2003.

The Company believes that all of the services obtained from directors are at arms length. In addition, Board approval is required to obtain services from an affiliated party.

The Company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the Company.

Note 20. Fair Value of Financial Instruments

Fair value estimates of the Company's financial instruments are made at a particular point in time, based on relevant market information and information about the financial instrument. Fair values are most commonly derived from quoted market prices. In the event market prices are not available, fair value is determined using the present value of anticipated future cash flows. This method is sensitive to the various assumptions and estimates used and the resulting fair value estimates may be significantly affected by minor variations in those assumptions or estimates. In that regard, it is likely the Company in immediate settlement of the financial instruments would realize amounts different from the fair value estimates.

The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments: (in thousands)

	December 31,			
	2003		2002	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	**$ 31,435**	**$ 31,435**	$ 33,916	$ 33,916
Securities held to maturity	**19,107**	**20,223**	28,192	29,590
Securities available for sale	**432,953**	**432,953**	224,320	224,320
Loans, net	**786,940**	**794,042**	608,434	618,028
	$1,270,435	**$1,278,653**	$894,862	$905,854
Financial liabilities:				
Deposits	**$1,156,798**	**$1,157,635**	$815,672	$817,661
Short-term borrowings	**62,109**	**62,109**	17,390	17,390
Long-term borrowings	**10,000**	**10,149**	10,000	10,438
	$1,228,907	**$1,229,893**	$843,062	$845,489

The methods and significant assumptions used to determine the estimated fair values of the Company's financial instruments are as follows:

Cash and cash equivalents: Cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits and federal funds sold. The estimated fair values of these financial instruments approximate their carrying values since they mature overnight or are due on demand.

Securities held to maturity and securities available for sale: Estimated fair values are based principally on quoted market prices, where available, or dealer quotes. In the event quoted market prices are not available, fair values are estimated using market prices of similar securities.

Loans: The loan portfolio is segregated into various categories for purposes of estimating fair value. The fair value of certain loans that reprice frequently and have no significant change in credit risk is assumed to equal their carrying values. The fair value of other types of loans is estimated by discounting the future cash flows using interest rates that are currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of nonperforming loans is estimated using methods employed by management in evaluating the adequacy of the ALLL.

Deposits: The estimated fair values of deposits with no stated maturity, such as demand deposits, savings, NOW and money market accounts are, by definition, equal to the amount payable on demand at the reporting date. The fair values of fixed-rate certificates of deposit are based on discounting the remaining contractual cash flows using interest rates currently being offered on certificates of deposit with similar attributes and remaining maturities.

Short-term borrowings: The fair value of short-term borrowings is assumed to equal the carrying value in the financial statements, as these instruments are short-term.

Long-term borrowings: Fair value estimates of long-term borrowings are based on discounting the remaining contractual cash flows using rates, which are comparable to rates currently being offered for borrowings with similar remaining maturities.

Off-balance-sheet financial instruments: The fair values of commitments to extend credit and unadvanced lines of credit approximate the fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. At December 31, 2003 and 2002, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 21. Parent Company Only Information (in thousands)

Condensed balance sheets	December 31, **2003**	2002
Assets		
Cash	**$ 1,104**	$ 1,630
Securities available for sale	**484**	-
Investment in subsidiaries		
Bank	**145,889**	78,834
Other	**142**	142
Dividends receivable	**-**	1,588
Other assets	**8**	-
Total assets	**$147,627**	$82,194
Liabilities		
Dividends payable	**-**	$ 1,372
Other liabilities	**$ 4,434**	142
	4,434	1,514
Stockholders' equity		
Common stock	**5,397**	5,397
Capital Surplus	**73,232**	21,097
Retained earnings	**74,710**	63,314
Accumulated other comprehensive income	**2,434**	3,596
	155,772	93,404
Less: *Treasury stock*	**12,579**	12,724
Total stockholders' equity	**143,193**	80,680
Total liabilities and stockholders' equity	**$147,627**	$82,194

Condensed statements of income	Years Ended December 31, **2003**	2002	2001
Dividends from subsidiary bank	**$ 20,320**	$ 3,107	$ 6,467
Net gain on sale of securities	**-**	-	20
Other income	**-**	1	21
Total revenues	**20,320**	3,108	6,508
Operating expenses	**225**	176	270
Income before equity in undistributed earnings of subsidiaries	**20,095**	2,932	6,238
Equity in undistributed earnings of subsidiaries	**$ (3,729)**	9,945	4,302
Net income	**$ 16,366**	$12,877	$10,540

Condensed statements of cash flows	Years Ended December 31, **2003**	2002	2001
Cash flows from operating activities:			
Net income	**$ 16,366**	$12,877	$10,540
Adjustments to reconcile net income to net cash provided by operating activities			
Net gain on sale of securities	**-**	-	(20)
Decrease (increase) in other assets	**1,588**	485	(1,277)
(Decrease) increase in dividends payable	**(1,372)**	501	56
(Decrease) increase in other liabilities	**(198)**	(138)	138
Equity in undistributed income of subsidiaries	**3,729**	(9,945)	(4,302)
Net cash provided by operating activities	**20,113**	3,779	5,135
Cash flows from investing activities:			
Sale of securities available for sale	**-**	-	40
Net cash provided by investing activities	**-**	-	40
Cash flows from financing activities:			
Cash dividends paid	**(4,970)**	(4,321)	(3,517)
Treasury stock	**(693)**	(432)	(1,727)
Common stock issued	**354**	1,685	241
Exercise of option shares	**438**	198	82
Net cash proceeds from acquisition of Bridge View Bancorp	**(15,768)**	-	-
Net cash used in financing activities	**(20,639)**	(2,870)	(4,921)
Net (decrease)/increase in cash	**(526)**	909	254
Cash at beginning of year	**1,630**	721	467
Cash at end of year	**$ 1,104**	$ 1,630	$ 721
Supplemental disclosure of non-cash investing and financing activities:			
Stock issued for net assets purchased	**-**	$ 1,375	-
Stock issued related to Bridge View acquisition	**$ 52,180**	-	-

Note 22. Quarterly Financial Data

(unaudited) (in thousands, except per share data)

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	**$13,450**	**$15,202**	**$15,965**	**$15,651**
Interest expense	**3,598**	**3,602**	**3,371**	**3,303**
Net Interest income	**9,852**	**11,600**	**12,594**	**12,348**
Provision for loan losses	**265**	**530**	**485**	**535**
Net gain on sale of securities	**-**	**19**	**501**	**273**
Non-interest income, excluding net gain on sale of securities	**1,844**	**2,625**	**2,834**	**2,549**
Non-interest expenses	**6,527**	**7,696**	**8,758**	**8,259**
Income before income taxes	**4,904**	**6,018**	**6,686**	**6,376**
Net income	**3,356**	**4,187**	**4,511**	**4,312**
Basic earnings per common share	**$0.34**	**$0.35**	**$0.35**	**$0.34**
Diluted earnings per common share	**$0.34**	**$0.35**	**$0.35**	**$0.33**

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$13,744	$14,200	$14,370	$14,185
Interest expense	4,676	4,574	4,309	3,918
Net Interest income	9,068	9,626	10,061	10,267
Provision for loan losses	225	255	405	615
Net gain on sale of securities	187	94	214	69
Non-interest income, excluding net gain on sale of securities	1,374	1,383	1,560	1,632
Non-interest expenses	6,132	6,292	6,326	6,312
Income before income taxes	4,273	4,556	5,104	5,040
Net income	2,940	3,065	3,457	3,416
Basic earnings per common share	$0.30	$0.31	$0.35	$0.35
Diluted earnings per common share	$0.30	$0.31	$0.35	$0.34

All per share data has been restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Board of Directors

*Board of Directors

** **Anthony S. Abbate**
President and Chief Executive Officer
Interchange Financial Services Corporation

†** **Anthony D. Andora, Esq.**
Chairman of the Board
Interchange Financial Services Corporation

Attorney
Andora & Romano, L.L.C.

Gerald Calabrese, Jr.
President
Calabrese Realty

Donald L. Correll
President and Chief Executive Officer
Pennichuck Water Company
Nashua, NH

Anthony R. Coscia, Esq.
Partner
Windels, Marx, Lane & Mittendorf

†† **Glenn L. Creamer**
Executive Vice President
J. Fletcher Creamer & Son, Inc.

† **John J. Eccleston, CPA, RMA, PSA**
(Retired) Principal
R. D. Hunter & Company

David R. Ficca
(Retired) Vice Chairman of the Board and
Executive Vice President
Kidde, Inc.

James E. Healey, CPA
(Retired) Executive Vice President and
Chief Financial Officer
Nabisco, Inc.

Nicholas R. Marcalus
President and Chief Executive Officer
Marcal Paper Mills, Inc.

†† **Mark Metzger**
Private Investor

Eleanore S. Nissley
President
Steffens Realty Company

†** **Jeremiah F. O'Connor, Sr.**
Vice Chairman of the Board
Interchange Financial Services Corporation

Principal
NW Financial Group

†† **Jeremiah F. O'Connor, Jr.**
Investor

Joseph C. Parisi, Sr.
Chairman & CEO
Otterstedt Insurance Agency

Robert P. Rittereiser
Chairman and Chief Executive Officer
GFinancial Corp.

** **Benjamin Rosenzweig**
Secretary of the Board
Interchange Financial Services Corporation

Vice President
AZCO Steel Co.

John A Schepisi, Esq.
President
Schepisi & McLaughlin, P.A.

†† **William "Pat" Schuber**
Attorney
DeCotiis, Fitzpatrick, Cole & Wisler, LLP

Directors Emeriti

† Alfred J. Cinelli
Richard A. Gilsenan
† Joseph S. Gradzki

Officers

Anthony S. Abbate
President and Chief Executive Officer

Anthony J. Labozzetta
Executive Vice President
and Chief Operating Officer

Patricia D. Arnold
Senior Vice President
and Chief Credit Officer

Albert F. Buzzetti
Senior Vice President

Charles T. Field
Senior Vice President
and Chief Financial Officer

Frank R. Giancola
Senior Vice President

* Also Directors of Interchange Bank
** Also Officers of Interchange Bank
† Original Incorporators of Interchange Bank
†† Director of Interchange Bank only

Interchange Bank Officers

Administration

Anthony S. Abbate
President and Chief Executive Officer

Anthony J. Labozzetta
Sr. Executive Vice President
and Chief Operating Officer

Albert F. Buzzetti
Executive Vice President

Accounting

Richard Capone
First Vice President and Controller

Mark Mahmet
Assistant Vice President
and Assistant Controller

Branch Administration

Joanne Westphal
First Vice President

Kathy Biancomano
Vice President

Jeffrey McLaren
Vice President

Cynthia Tassitano
Vice President

Commercial Banking

Patricia D. Arnold
Executive Vice President
and Chief Credit Officer

Commercial Lending

Kurt Breitenstein
First Vice President

James Trouwborst
First Vice President

George Acevedo
Vice President

Donald Estes
Vice President

Donald Jacquin
Vice President

Rene Miranda
Vice President

Thomas Oslowski
Vice President

Credit Administration

Douglas Price
Assistant Vice President

Myriam Gonzalez
Assistant Treasurer

Harry Yazidjian
Assistant Treasurer

Small Business Lending

Beth Johns
Vice President

Larry Kneip
Vice President

Thomas Miller
Assistant Treasurer

Special Assets Management

Jerry Pastore
Vice President

Finance

Charles T. Field
Senior Vice President
and Chief Financial Officer

Steven Fusco
First Vice President and Treasurer

Donald Stanford
Vice President
Loan Review

Human Resources

Jane G. Matheson
First Vice President

Joan Plavier
Assistant Treasurer

Anthony Santiago
Assistant Treasurer

Information Systems

Joyce I. Colin
Senior Vice President
and Chief Information Officer

James Kwasnik
Assistant Vice President

Natividad Metcalfe
Assistant Treasurer

Management Information Systems

Beth Nocente
Assistant Vice President

Proof

Brenda Pettiford
Assistant Treasurer

Marketing

Linda J. Obsuth
First Vice President

Bank-Line Center

Gregory Dorniak
Vice President

Operations

Frank R. Giancola
Executive Vice President

Deposit Operations

Angela Warnet
First Vice President

Debra Vermeulen
Assistant Vice President

Michele Pepe
Assistant Treasurer

General Services

James Sorge
Vice President

Loan Operations

Virginia Roskop
Vice President

Stella Zapusek
Assistant Treasurer

Retail Lending

Diane Scriveri
First Vice President

Karen Wynne
Vice President

Michael Catania
Assistant Vice President

Sales Administration

David A. Acevedo
First Vice President

Annette Smith
Assistant Vice President

Business Development

Robert J. Barbarino
Vice President

Frank Cardone, Jr.
Vice President

Michael Murphy
Vice President

Donato Sepulveres
Vice President

Joyce V. Oller
Assistant Vice President

Jacqueline Smith
Assistant Vice President

Corporate Services

Merelyn Baczor
Assistant Treasurer

Investments

Margaret Laquidara
Assistant Treasurer

Joseph Atanasio
Assistant Treasurer

Interchange Bank Offices

Bergenfield
35 North Washington Avenue
Bergenfield, NJ 07621

Edgewater
115 River Road
Edgewater, NJ 07020

Elmwood Park
444 Boulevard
Elmwood Park, NJ 07407

Englewood Cliffs
457 Sylvan Avenue
Englewood Cliffs, NJ 07632

Fort Lee
-1605 Lemoine Avenue
Whiteman Park Plaza Shopping Center
Fort Lee, NJ 07024

-899 Palisade Avenue
Fort Lee, NJ 07024

Franklin Lakes
784 Franklin Avenue
Franklin Lakes, NJ 07417

Garfield
351 Midland Avenue
Garfield, NJ 07026

Hackensack
-Court Plaza North, 25 Main Street
Hackensack, NJ 07602

-77 River Street
Hackensack, NJ 07601

Harrington Park
4 Park Street
Harrington Park, NJ 07640

Hillsdale
Broadway Plaza, 321 Broadway
Hillsdale, NJ 07642

Little Ferry
225 Main Street
Little Ferry, NJ 07643

Lodi
185 Garibaldi Avenue
Lodi, NJ 07644

Montvale
15 South Kinderkamack Road
Montvale, NJ 07645

Oakland
3 Post Road
Oakland, NJ 07436

Paramus
224 Route 4 East
Paramus, NJ 07652

Park Ridge
165 Kinderkamack Road
Park Ridge, NJ 07656

Ramsey
161 North Franklin Turnpike
Ramsey, NJ 07446

Ridgefield Park
245 Main Street
Ridgefield Park, NJ 07660

River Edge
876 Kinderkamack Road
River Edge, NJ 07661

Rochelle Park
200 West Passaic Street
Rochelle Park, NJ 07662

Saddle Brook
-200 Floral Lane
Saddle Brook, NJ 07663

-Main Office
Park 80 West/Plaza Two
Saddle Brook, NJ 07663

Teaneck
819 Teaneck Road
Teaneck, NJ 07666

Tenafly
20 West Railroad Avenue
Tenafly, NJ 07670

Waldwick
71 Crescent Avenue
Waldwick, NJ 07463

Washington Township
590 Pascack Road
Washington Township, NJ 07676

Westwood
85 Jefferson Avenue
Westwood, NJ 07675

Interchange Advisory Board

Anthony A. Accavallo
President
Federal Mortgage & Investment Corp.

Donald Aronson
Englewood Chamber of Commerce

Francis J. Battersby, Esq.

Sarkis Bedevian
R.M. Associates

Thomas Bellavia, MD

Vincent Bellucci, Jr.
Vested Title Inc.

Thomas J. Beritelli
RE/MAX Real Estate Enterprises

Marc C. Blumenthal
Sax Macy Fromm & Co., PC

Robert Boffa, Sr.
Personnel Coordinators, Inc.

Alan Bordogna, CPA
Videre Group

Herbert Botwinick, CPA
Botwinick & Co., CPAs

Albert L. Buzzetti, Esq.
Buzzetti & Associates

Gerald A. Calabrese, Sr.
Borough of Cliffside Park

Theodore A. Carnevale, CPA
Gramkow Carnevale
Seifert & Co., LLC

Alexander Carver, Esq.
Huntington Carver, LLP

Bryan Christiansen
Borough of Edgewater

Roy A. Cohen, CPA

William C. Colacino, Jr., Esq.

Jeff Cole
Leonia Associates

Michael S. D'Agostino
Zuckerberg's Industrial Park

Christopher DiCicco, CPA

Robert Eatroff
Sun Mergers & Acquisitions

Paul T. Fader
Office of the Governor

Tak Furumoto
Furumoto Realtors

Martin P. Geisler, Esq.

Ralph Giordano
Giordano Realty

Robert H. Guller, DMD

David V. Habif, MD
Teaneck Radiology Center

James Hayden, CPA
J.D. Hayden & Company

Howard Hirsch
Water-Jel Technologies

Paul A. Hoelscher

Elliot Horowitz, CPA
Most Horowitz & Company, LLP

Raymond R. Hough, CPA
Graceffo & Hough Accountants
and Auditors

Richard A. Hubschman, Jr.
Hubschman & Roman

Russell Huntington, Esq.
Huntington Carver, LLP

Richard Kahn
Cole, Schotz, Meisel, Forman and Leonard

Bernard "Skip" Kelley
Borough of Westwood

Robert Kleeblatt, Esq.
Kleeblatt, Galler, Abramson,
Zakim & Davidson, LLC

Harold Knutsen
The Fountain European Day Spa, Inc.

James Kourgelis
Season's
The Venetian

Raymond Kunz

James LaPorte
Bergen Industrial

Joseph Mangino, Sr., CEO
Metropolitan Trucking, Inc.

Lois E. Marshall
Dean of Community Services
Bergen Community College

Warren Martin
Riker, Danzig, Scherer,
Hyland & Perretti LLP

Richard S. Mazawey, Esq.

Robert McNerney
McNerney Associates, Inc.

Roy G. Meyer, Sr.
President
Elmwood Supply Co., Inc.

James Miller
Lincoln Capital

Ann A. Moscovitz
Borough of Tenafly

Joseph P. Napolitano
SNS Architects & Engineers

Emil W. Nardachone, Esq.
Law Offices of Emil W. Nardachone

Paul S. Ostrow
Township of Teaneck

Dennis Oury, Esq.

Thomas J. Owens
Demetrius & Company, LLC

Joseph C. Parisi, Jr.
Otterstedt Agency

Charles Pinto
Pinto Service, Inc.

Colin Quinn

Roy Reiner
Chemaid Laboratories

Salvatore C. Riggi

Robert C. Rivas, Esq.
Borough of Bergenfield

Dino M. Rizzo, CPA
Gramkow Carnevale
Seifert & Co., LLC

William J. Rose
Corp. Consultant

James A. Russo, Esq.

Lou Salierno
L & E Construction Management
and Consulting, Inc.

Holly Schepisi, Esq.
Swidler, Berlin, Shereff & Friedman

Raymond D. Schwack, CPA
Schwack and Katz
Certified Public Accountants

Linda Schwager, Esq.

Vincent Scolpino
Compensation Treatment Managers, Inc.

Gerald A. Shanker, CPA/ABV
Rotenberg Meril Solomon
Bertiger & Guttilla, PC

Robert Silber, Esq.

Phillip M. Simms

Frank Sorrentino, III

Ciro Spinella
C & S Fencing, Inc.

Justice Gary S. Stein
Pashman, Stein, PC

Robert Timmes
Fulton, Timmes, Frega & Straubinger

John C. Tonelli
President
John C. Tonelli, Inc.

Robert Traphagen, CPA
Traphagen & Traphagen

Peter Tucci
Summit Holding

Sisto Vinci
Private Investor

John F. Wallace, III
Great Atlantic Capital Corporation

Mark Weber, CPA
Weber, Shapiro & Company, LLC

Dariusz Winnicki, Esq.
Hartmann, Winnicki & Finnerty

Mark Zurlini
Palisades Financial, LLC

Shareholder Information

CORPORATE ADDRESS

Park 80 West/Plaza Two
Saddle Brook, NJ 07663
201-703-2265

ANNUAL MEETING

The annual meeting of shareholders of Interchange Financial Services Corporation will be held on April 22, 2004 at 3 p.m. at the Saddle Brook Marriott, intersection of Garden State Parkway and Route 80, Saddle Brook, New Jersey 07663

STOCK LISTING

Interchange Financial Services Corporation is traded on the NASDAQ National Market under the symbol IFCJ and reported as IntrchngFnl in the Wall Street Journal and as IntchgFS by the Associated Press (AP).

OPERATING SUBSIDIARIES

Interchange Capital Company, L.L.C.

Andrew G. Rimol
President

Michael Lesler
Senior Vice President

Thomas Ficca
First Vice President

Gregory Wolff
First Vice President

Riccardo Negri
Vice President

Kenneth Markman
Assistant Vice President

Interchange Insurance Agency

Anthony S. Abbate
President

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSEMENT AGENT

To report a change of name or address, or a lost stock certificate or dividend check, contact:

Continental Stock Transfer &
Trust Company
17 Battery Place
New York, New York 10004
212-509-4000

INDEPENDENT AUDITORS

Deloitte & Touche LLP
2 World Financial Center
New York, NY 10281-1414

COUNSEL

Andora & Romano, L.L.C.
15 Essex Road
Paramus, New Jersey 07652

SEC COUNSEL

Jenkens & Gilchrist
1445 Ross Avenue
Dallas, Texas 75202

SHAREHOLDER RELATIONS

Georgianna Hutter
Interchange Financial Services Corporation
Park 80 West/Plaza Two
Saddle Brook, NJ 07663
201-703-2265 (ext. 2500)

10K

A copy of Form 10-K, filed with the Securities & Exchange Commission, may be obtained without charge by shareholders on request by writing to:

Charles T. Field
Senior Vice President
and Chief Financial Officer
Interchange Financial Services
Corporation
Park 80 West/Plaza Two
Saddle Brook, NJ 07663

Any exhibit will be provided on request upon payment of the reasonable expense for furnishing such exhibit.

FEDERAL RESERVE SYSTEM COMPLIANCE

A copy of this report is being made available to the public on request, as required by the Federal Reserve System. The contents of this report have not been reviewed or confirmed for accuracy or relevance by the Federal Reserve System.





Interchange
Financial Services
Corporation

